SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 and 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2006

REUTERS GROUP PLC
(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP,
ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: July 31, 2006	By: /s/ Nancy C. Gardner

Back to Contents

REUTERS GROUP PLC – INTERIM RESULTS	26 July 2006
for the six months ended 30 June 2006

	Six months to 30 June				Full year
	2006		2005	*	2005
STATUTORY RESULTS (UNAUDITED)	£m		£m		£m

Revenue	1,277		1,139		2,409
Operating profit	122		105		207
Profit before taxation	123		142		238

Profit for the period from continuing operations	96		115		229

Profit for the period from discontinued operations	–		15		253

Profit for the period	96		130		482

Basic earnings per share	7.3	p	8.8	p	32.6	p
Dividend per ordinary share	4.1	p	3.85	p	10.0	p

BUSINESS PERFORMANCE MEASURES** (UNAUDITED)
Operating profit from continuing operations	122		105		207
Excluding:
Restructuring charges	11		41		112
Impairments & amortisation of business combination intangibles	11		9		22
Investment income	–		–		(1)
Profit on disposal of subsidiaries	(2)		(4)		(4)
Fair value movements	14		5		(2)

Trading profit ***	156		156		334

Trading margin***	12.2%		13.7%		13.9%
Adjusted EPS****	8.5	p	6.4	p	13.8	p

Financial highlights
•	H1 total revenue of £1,277 million, up 12%

•	Constant currency revenue growth of 9%, including 4 percentage points from acquisitions

•	Underlying***** revenue growth of 5%, including 0.7 of a percentage point from Core Plus

•	Trading profit of £156 million at a trading margin of 12.2%, including £35 million of Core Plus investment and £37 million of Fast Forward savings

•	Profit for the period of £96 million. £130 million in the equivalent period in 2005 included £36 million profits from disposals.

•	Adjusted EPS of 8.5p, up 33%

•	Free cash flow of £81 million (H1 2005: £8 million)

•	Reuters now expects full year revenue growth of between 5% and 6% on a constant currency basis. This improvement is largely driven by recent acquisitions, such as Application Networks, and an increase in recoveries revenue (arising from increased customer demand for exchange and specialist data). Both of these carry approximately equivalent levels of cost.

•	Interim dividend increased by 6.5% to 4.1p

Tom Glocer, Reuters Chief Executive, said: “It has been an encouraging first half. As we transition from recovery to growth, we delivered a 9% increase in revenues (excluding currency), while strong cost discipline has given us room to invest. Our Core Plus investments for growth and business simplification are on track, and I am excited by the innovative projects we have underway in areas like machine-readable news. As a measure of confidence in our future performance, we have begun to raise our dividend for the first time in five years.”

* The 30 June 2005 comparatives have been amended, largely to reflect a change from defined contribution to defined benefit accounting for the Reuters Pension Fund (RPF), as set out in the 2005 Annual Report.
Details of the impact of the changes are outlined on page 15.
** This release includes certain non-GAAP figures which are business performance measures used to manage the business. See pages 22 to 36 for explanations and reconciliations to the most directly comparable IFRS figures. Business performance measures, which are stated at constant exchange rates and exclude acquisitions and disposals, are reconciled to the statutory results on pages 25 to 36 and at www.about.reuters.com in the Investors section under Financial Data.
*** Reuters trading profit and trading margin are defined as operating profit from continuing operations before restructuring charges associated with Fast Forward and acquisitions, impairments & amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements.
**** Reuters basic EPS from continuing operations before impairments & amortisation of business combination intangibles, investment income, profit on disposals, fair value movements and related taxation effects. ***** Underlying percentage movements are stated on a constant currency basis and exclude the impact of acquisitions and disposals.

Back to Contents

Business highlights

•	Market developments

	•	Shift in sources of banking sector profits towards proprietary trading across multiple asset classes plays to Reuters strengths in high-speed datafeeds and innovative trading solutions
	•	Changes in regulatory environment (e.g. MiFID) create new demand for data and liquidity aggregation
	•	FXMarketSpace joint venture established with the CME to create the world’s first centrally cleared FX market

•	Core

	•	Q2 net sales continue positive trend
	•	Core profitability strengthened through delivery of Fast Forward savings and continued cost control
	•	Good performances from Reuters 3000 Xtra, Reuters Knowledge, Trade and Risk Management products, agency and consumer media products

•	Core Plus investment for growth

	•	Good progress with electronic trading products as volumes build steadily on Reuters next generation trading services
	•	Enterprise-wide solutions gather momentum, with strong sales of real time and reference datafeeds and Reuters Tick History commercial pilot close to completion
	•	Growth from new audiences: strong consumer media performance driven by online syndication and higher advertising revenues
	•	Strong performance from new geographic markets: underlying revenue growth of 20% in India, 17% in China
	•	High value content additions: exclusive distribution rights for the Reuters/University of Michigan Survey of Consumers, the highly regarded survey of consumer attitudes and expectations about the US economy

•	Core Plus transformation on track

	•	Restructuring of development organisation on track: three major centres to close as planned and a new centre to open in Beijing
	•	New communications infrastructure rolled out in c.40 countries, a first step towards data centre rationalisation

Notes

Reuters is the world’s largest international news and financial information source, reaching over 1 billion people a day. Known for its speed, accuracy and independence, Reuters content powers newsrooms and financial markets around the world. Reuters distributes its text, data, pictures and video to professionals and direct to consumers via online and digital services. Founded in 1851, Reuters Group has 15,300 employees in 89 countries and had annual revenues of £2.4 billion/$4.4 billion in 2005. For more information and the latest news, visit www.reuters.com.
Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Reuters Group interim results presentation for investors and analysts will be webcast live today from 09:30 BST and available for replay from 13:00 BST at http://about.reuters.com/webcast/resultsq206

Photographs are available at www.about.reuters.com/pressoffice/library/photos/senior.asp

This announcement includes forward-looking statements. See page 37 for a description of risk factors.

The maintenance and integrity of the Company’s website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Documents containing information from this press release formatted in XBRL (eXtensible Business Reporting Language) will be made available at http://about.reuters.com/investors/results/archive/2006.asp on 28 July 2006. An Intelligent Financial Statement™, a supplemental PDF that contains information from this press release and embeds XBRL financial data in a viewable and printable document, will also be available.

Back to Contents

Reuters Group PLC results – six months ended 30 June 2006 (unaudited)

Revenue
Revenue for the first half of 2006 grew 12% to £1,277 million (H1 2005: £1,139 million). On a constant currency basis, revenue increased by 9%. The three percentage points of currency-related growth in the first half were driven by a stronger US dollar.

Acquisitions added four percentage points of revenue growth in the first half, due to the timing of the acquisition of Telerate in June 2005. Consistent with its acquisition plan, and against a full six month comparative, Reuters expects Telerate revenues to decline in the second half as positions used as a backup to Reuters services are removed.

On an underlying basis, revenue increased by 5% in the first half. This included 0.7 of a percentage point from Core Plus, driven by new transaction services, enterprise initiatives and consumer media.

The remaining 4.3% of underlying revenue growth was generated by Reuters core business. This consisted of approximately two percentage points each from the annual price increase and from volume growth, with strong performances from transaction products and outright sales, as well as from recoveries revenues. The trend in underlying revenue growth continues to improve, reflecting the positive sales trends of recent quarters.

Underlying revenue increased in all regions during the first half. Asia saw the highest growth, with a 7% rise including a positive performance from Japan, which makes up around a third of Asian revenues. The Americas continued to show steady growth, with revenues up 6%, buoyed by a strong contribution from Reuters largest customers. EMEA rose 3% overall, driven by 7% growth in the UK which saw good sales on the buy-side.

Trading profit
Reuters delivered trading profit of £156 million in the first half of 2006 (H1 2005: £156 million), flat on an actual basis and down 7% on an underlying basis. Trading margin was 12.2% (H1 2005:13.7%).

The drivers of trading profit were

•	Strong growth in Core profits driven by revenue growth, the delivery of £37 million of Fast Forward savings and continued tight control of costs; and

•	£3 million net benefit from acquisitions, mainly Telerate;

offset by

•	Core Plus investment of £35 million, net of revenues of £8 million. Key areas of investment for revenue growth included Reuters multi-asset class trading platform, high value content enhancements for Reuters Knowledge, and additional development and marketing resources for consumer media. The principal areas of investment for transformation in the first half included projects to upgrade customer administration systems, streamline data centre infrastructure and continue the restructuring of Reuters content organisation.

Before Core Plus investments, trading profit was £191 million, up 22%.

Operating profit
Operating profit rose 16% to £122 million in the first half (H1 2005: £105 million), after £11 million of Telerate restructuring charges. This growth reflected a reduction in restructuring charges when compared to H1 2005.

Profit for the period
Profit for the period was £96 million (H1 2005: £130 million), down 27%. Profit for the period in the first half of 2005 was boosted by profits from the sale of TIBCO and profits from discontinued operations (Instinet and Radianz).

Back to Contents

Earnings per share
Adjusted earnings per share increased 33% from 6.4p to 8.5p.

Cash flow
Free cash flow was £81 million in H1 2006 (H1 2005: £8 million). Improvements in working capital and lower cash restructuring charges were partially offset by higher capital expenditure and cash taxes.

Capital expenditure was £99 million in H1 2006 (H1 2005: £79 million from continuing operations). This comprised £29 million capitalisation of product development and £70 million of other capital expenditure, which included investment to improve service resilience in Reuters data centres.

Reuters had net debt of £272 million at the end of June 2006 (31 December 2005: net funds of £253 million), reflecting the ongoing share buyback programme, the dividend payment, the payment of £187 million to fund the deficit in two of Reuters UK defined benefit pension schemes and a net £52 million for acquisitions and from disposals.

Share buyback
Reuters has returned £525 million to shareholders through its on-market share buyback since inception, with £301 million returned in the first half of 2006. The £1 billion buyback is on track to complete by July 2007.

Dividend
The Directors are declaring an interim dividend of 4.1 pence per ordinary share, an increase of 6.5% over the prior year, reflecting Reuters growing confidence in the future performance of its business as it enters the second year of its Core Plus programme.

Reuters is committed to maintaining a progressive dividend policy, which reflects its long-term earnings potential, whilst moving towards a minimum dividend cover of at least two times based on adjusted earnings.

Outlook
Reuters now expects full year revenue growth of between 5% and 6% on a constant currency basis. This improvement is largely driven by recent acquisitions, such as Application Networks, and an increase in recoveries revenue (arising from increased customer demand for exchange and specialist data). Both of these carry approximately equivalent levels of cost.

The company remains on track to achieve its target of £440 million of Fast Forward annualised cost savings by the end of 2006.

As previously stated, Reuters continues to expect its investment in Core Plus revenue growth and transformation initiatives to have a net £120 million impact on profit for the full year.

Reuters continues to expect full year capital expenditure of £220 million, including £60-£70 million of capitalised product development.

Back to Contents

SALES & TRADING DIVISION RESULTS – SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)

	Six months to 30 June		% Change
	2006	2005	Actual	Underlying
	£m	£m

Revenue	851	770	11%	2%

Trading costs	(740)	(653)	13%	5%

Trading profit	111	117	(5%)	(14%)
Trading margin	13%	15%

Note: Unless otherwise described, all percentage changes shown in the divisional commentaries are calculated on an underlying basis (stated on a constant currency basis and excluding acquisitions and disposals) and reported results on an actual basis. See pages 22-36 for explanations and reconciliations to the most directly comparable IFRS figures.

Sales & Trading revenue grew 2%, with the difference between actual and underlying revenue growth being due mainly to the acquisition of Telerate in June 2005 and to currency effects.
The key drivers of revenue performance were

•	Revenue growth of 10% from Reuters 3000 Xtra within Sales & Trading to £286 million (H1 2005: £248 million), helped by upward migration from legacy Reuters Trader and Telerate products and a 4% price increase. New accesses directly attributable to Reuters Trading for FX and Reuters Trading for Fixed Income also contributed to growth in the 3000 Xtra user community, demonstrating the ability of Reuters new electronic trading products to stimulate growth in core subscription revenues. Reuters Trader family revenues of £187 million (H1 2005: £183 million) declined 14% as a result of legacy product migration. New Reuters Trader product accesses increased by 4,000 to a total of 16,000 in the first half of the year, reflecting new business, mainly from Reuters Trader for Commodities.

•	Solid performance from trading products in the first half of the year, endorsing Reuters focus on electronic trading under Core Plus. Usage revenue from trading products grew 19%, driven by Reuters Dealing Matching and Reuters Electronic Trading. Reuters Dealing Matching experienced good growth, both from high levels of interbank FX market activity and from the successful introduction in Q4 2005 of Reuters prime brokerage services, which provide hedge funds with access to the interbank FX market. Reuters Electronic Trading (a hosted dealing system used by banks to trade electronically with their branch networks and customers), saw customer numbers treble in the first half of 2006. Conversational Dealing grew 3% to £124 million (H1 2005: £121 million).

•	Recoveries revenue growth of 6%, reflecting increased customer demand for exchange and specialist data as well as price increases.

Trading margin for the Sales & Trading division declined from 15% to 13%, driven principally by

•	Core Plus investments in new electronic trading products, high value content and new markets initiatives and transformation investments to upgrade customer administration systems, restructure development operations and streamline data centre infrastructure; and

•	Investments to improve customer service, including service resilience in data centres.

These investments were partly offset by Fast Forward savings principally from communications infrastructure costs, together with greater operating efficiencies.

Progress on legacy product migrations, together with the return on Core Plus growth and transformation investments, is expected to begin to drive margin improvement.

Back to Contents

RESEARCH & ASSET MANAGEMENT DIVISION RESULTS – SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)

	Six months to 30 June		% Change
	2006	2005	Actual	Underlying
	£m	£m

Revenue	144	122	17%	9%

Trading costs	(145)	(129)	11%	5%

Trading loss	(1)	(7)	–	–
Trading margin	–	(6%)

Research & Asset Management grew by 9% in the first half of 2006, with the difference between the underlying increase and the 17% actual increase being driven by the acquisitions of Ecowin and Hedgeworld.

The Research & Asset Management division serves two distinct user communities: Investment Banking & Investment Management (IB & IM) and Wealth Management.

IB & IM revenue totalled £80 million (H1 2005: £60 million), an increase of 20%.

The primary driver of IB & IM revenue performance was strong sales of Reuters Knowledge desktop products and content feeds, together with sales of Reuters 3000 Xtra and products in the Reuters Trader family. The Reuters Knowledge installed base now totals 15,000 positions, including 3,000 embedded in Reuters 3000 Xtra and Reuters Trader. Continuing additions of high value content and regular product enhancements are helping to establish the Reuters Knowledge family as an essential part of the investment process. New market opportunities will open up in the second half of the year as the premium MasterCard Spending Pulse data and Japanese and Chinese versions of Reuters Knowledge begin their roll-outs.

Wealth Management family revenue totalled £64 million (H1 2005: £62 million), down 2%. The key factor in Wealth Management performance was Reuters ongoing planned withdrawal from unprofitable low tier business, which had a negative effect on revenue but a positive impact on divisional profitability.

Lipper revenue grew by 5% to £22 million (H1 2005: £19 million) as Lipper products benefited from high value content enhancements, including US fixed income, Nordic, Indian and Chinese fund content.

Trading margin for the Research & Asset Management division improved from (6%) to zero. This was driven by reduced losses in Wealth Management as Reuters began to exit legacy products and infrastructure. IB & IM profitability has remained relatively constant, with Core Plus investment offsetting profits generated by Reuters Knowledge expansion. Investment will increase over the second half, but IB & IM is expected to return to profitability as Reuters Knowledge continues to build scale.

Back to Contents

ENTERPRISE DIVISION RESULTS – SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)

	Six months to 30 June		% Change
	2006	2005	Actual	Underlying
	£m	£m

Revenue	195	173	13%	10%

Trading costs	(160)	(137)	17%	12%

Trading profit	35	36	–	1%
Trading margin	18%	21%

Enterprise revenue grew 10%, as the division continued to align its product lines with market growth areas such as automated trading and mid and back-office operations.

Enterprise revenues were driven by

•	A 14% increase in Enterprise Information, which includes Reuters real time and reference datafeeds, to £108 million (H1 2005: £93 million). This growth was generated by customer requirements for machine-readable data to supply trading and other applications. Datascope Pricing and Reference Data continued to perform strongly, seeing revenue growth of 24% compared to the first half of 2005 with increasing business from buy- side and custodial clients and a steady flow of product enhancements. Reuters Tick History, one of the Core Plus initiatives, is currently close to completing a revenue-generating commercial pilot with eight investment banks and hedge funds and a full roll-out of the service to a strong pipeline will start at the end of July.

•	Strong growth in Trade & Risk Management revenue, up 27% to £41 million in the first half of 2006 (H1 2005: £32 million), with Asia and Europe continuing to perform strongly. Reuters acquired Application Networks in June 2006 to stimulate further growth in its Trade & Risk Management business by adding equity and credit derivatives capabilities and other functionality to appeal to US and buy-side institutions. Application Networks’ core product, JRisk, is a cross-asset platform which is already in use at several major institutions, including JP MorganChase, Societe Generale, UBS and Wachovia.

•	A 10% decline in Information Management revenue, which includes the Reuters Market Data System (RMDS), to £46 million (H1 2005: £48 million). The decline was driven by a 12% reduction in recurring revenues due to the decision to exit the hardware business, partly offset by a 5% increase in outright revenues.
The key drivers of the outright revenue growth were upgrades to RMDS from legacy market data platforms and sales of new RMDS components at existing clients as well as new RMDS sales to hedge funds. New products in the Information Management family such as Reuters Tick Capture Engine (RTCE) and Reuters Wireless Delivery Service are starting to stimulate revenue growth.

The trading margin for the Enterprise division fell from 21% to 18%, driven by a combination of Core Plus investment for growth in Reuters Datascope content, the development of Reuters Tick History and initiatives to leverage the RMDS platform, together with increased sales focus on driving revenue from new Enterprise solutions. Transformation initiatives to upgrade customer administration systems, restructure development operations and streamline data centre infrastructure also drove margin reduction in the first half.

Enterprise margins are expected to improve in the second half, helped by high-margin outright revenues that tend to be weighted towards the fourth quarter. Momentum from new products and returns on transformational initiatives are expected to drive future margin growth.

Back to Contents

MEDIA DIVISION RESULTS – SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)

	Six months to 30 June		% Change
	2006	2005	Actual	Underlying
	£m	£m

Revenue	87	74	18%	14%

Trading costs	(76)	(64)	21%	15%

Trading profit	11	10	2%	5%
Trading margin	12%	14%

Media division revenue grew 14% in the first half of 2006. The acquisition of the Action Images sports photography database in the second half of 2005, together with currency effects, accounted for the difference between underlying and actual performance. Additional demand for pictures was stimulated by the Winter Olympics and the World Cup.

Agency revenue growth of 9% to £74 million (H1 2005: £65 million) was driven by the success of the Middle East and Central European TV services, launched last year. Revenue from Reuters Pictures also increased, strengthened by the launch of a new version of the Reuters Pictures Archive. Reuters pictures have continued to earn accolades, winning forty awards for photography since the start of the year. These included the world’s most prestigious photojournalism accolade, the World Press Photo of the Year, which was awarded to Reuters (out of over 80,000 submissions) for the second year running.

Consumer Media revenue increased by 47% to £13 million (H1 2005: £9 million) as a result of strong growth in advertising revenues and online syndication. The Nielsen media ratings now place reuters.com as the 6th most visited financial news and information site in the US. In the UK Reuters is ranked 4th by Nielsen.

The trading margin for the Media division declined from 14% to 12% in the first half, driven by expenditure in the core business on expansion of the Reuters Pictures service, together with the costs incurred in covering the Winter Olympics and the World Cup. The Core Plus investment in Consumer Media initiatives also had a dilutive effect on margin but is expected to drive margin growth over time.

Back to Contents

Independent review report to Reuters Group PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2006 on pages 11 to 18 which comprises the consolidated balance sheet as at 30 June 2006 and the related consolidated statements of income, cash flows and recognised income and expense for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out on page 15.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

PricewaterhouseCoopers LLP
London
26 July 2006

Back to Contents

SUMMARISED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)

CONTENTS

FINANCIAL STATEMENTS
1	Consolidated income statement for the six months ended 30 June 2006 (unaudited)
2	Consolidated statement of recognised income and expense for the six months ended 30 June 2006 (unaudited)
3	Consolidated balance sheet at 30 June 2006 (unaudited)
4	Consolidated cash flow statement for the six months ended 30 June 2006 (unaudited)
5	Basis of preparation (unaudited)
6	Consolidated reconciliation of changes in equity (unaudited)
7	Net cash flows from operating activities for the six months ended 30 June 2006 (unaudited)
8	Taxation (unaudited)
9	Dividends and earnings per share for the six months ended 30 June 2006 (unaudited)

REVENUE & ACCESSES
1	Revenue by Division by type – six months ended 30 June 2006 (unaudited)
2	Revenue by Division by product family – six months ended 30 June 2006 (unaudited)
3	Revenue by geography – six months ended 30 June 2006 (unaudited)
4	Quarterly non-GAAP product family statistics (unaudited)

USE OF NON-GAAP MEASURES

RECONCILIATION OF NON-GAAP MEASURES
1	Reconciliation of operating profit to trading profit (unaudited)
2	Reconciliation of operating margin to trading margin (unaudited)
3	Reconciliation of operating costs to trading costs by Division (unaudited)
4	Reconciliation of operating profit to trading profit by Division (unaudited)
5	Reconciliation of operating margin to trading margin by Division (unaudited)
6	Reconciliation of non-GAAP basic EPS from continuing operations to basic EPS (unaudited)
7	Reconciliation of non-GAAP profit before taxation to profit before taxation (unaudited)
8	Reconciliation of actual percentage change to underlying change – revenue by Division by type - six months ended 30 June 2006 (unaudited)
9	Reconciliation of actual percentage change to underlying change – revenue by Division by product family - six months ended 30 June 2006 (unaudited)
10	Reconciliation of actual percentage change to underlying change – revenue by geography - six months ended 30 June 2006 (unaudited)
11	Reconciliation of actual percentage change to underlying change – trading costs by division – six months ended 30 June 2006
12	Reconciliation of actual percentage change to underlying change – trading profit by division – six months ended 30 June 2006
13	Reconciliation of actual percentage change to underlying change – quarterly non-GAAP product family statistics (unaudited)
14	Reconciliation of actual percentage change to underlying change – quarterly non-GAAP product family statistics (unaudited)
15	Components of net (debt) / funds at 30 June 2006 (unaudited)
16	Reconciliation of net cash flow to movement in net (debt) / funds for six months ended 30 June 2006 (unaudited)
17	Reconciliation of cash generated from operations to free cash flow (unaudited)

FORWARD-LOOKING STATEMENTS

Back to Contents

FINANCIAL STATEMENTS

1)	CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)

	Six months to 30 June				Year to
					31 December
	2006		2005		2005
	£m		£m		£m

Revenue	1,277		1,139		2,409
Operating costs	(1,174)		(1,062)		(2,251)
Other operating income	19		28		49

Operating profit	122		105		207
Finance costs	(25)		(24)		(53)
Finance income	25		21		41
Profit on disposal of associates and available for sale financial assets	–		38		38
Share of post-taxation profits from associates and joint ventures*	1		2		5

Profit before taxation	123		142		238
Taxation	(27)		(27)		(9)

Profit for the period from continuing operations	96		115		229

DISCONTINUED OPERATIONS
Profit for the period from discontinued operations	–		15		253

PROFIT FOR THE PERIOD	96		130		482

Attributable to:
Equity holders of the parent	96		123		456
Minority interest	–		7		26

EARNINGS PER SHARE
Basic	7.3	p	8.8	p	32.6	p
Diluted	7.1	p	8.6	p	31.7	p

EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Basic	7.3	p	8.2	p	16.3	p
Diluted	7.1	p	8.0	p	15.9	p

* Share of post-taxation profits from associates and joint ventures includes a taxation charge of £1 million (2005: £2 million).

Dividends paid and proposed during the period were £81 million and £53 million respectively (June 2005: £86 million and £54 million respectively; December 2005: £140 million paid and proposed).

Back to Contents

2)	CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)

	Six months to 30 June		Year to
			31 December
	2006	2005	2005
	£m	£m	£m

Profit for the period	96	130	482
Actuarial gains / (losses) on defined benefit plans	96	(41)	(48)
Exchange adjustments offset in reserves	(54)	74	118
Translation differences taken to the income statement on disposal of assets	–	6	(2)
Fair value losses on available-for-sale financial assets	–	(42)	(15)
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	–	(47)	(73)
Fair value profits / (losses) on net investment hedges	17	(36)	(39)
Fair value gains taken to income statement on disposal of net investment hedges	–	–	(14)
Taxation on the items taken directly to or transferred from equity	(22)	9	14

Net income / (expense) not recognised in income statement	37	(77)	(59)

Total recognised income for the period	133	53	423

Attributable to:
Equity holders of the parent	133	36	374
Minority interest	–	17	49

Back to Contents

3)	CONSOLIDATED BALANCE SHEET AT 30 JUNE 2006 (UNAUDITED)

	As at 30 June		As at 31
			December
	2006	2005	2005
	£m	£m	£m

ASSETS
Non-current assets	1,184	996	1,179
Current assets	684	789	957
Non-current assets classified as held for sale	1	975	1

Total Assets	1,869	2,760	2,137

LIABILITIES
Current liabilities	(980)	(906)	(738)
Non-current liabilities	(537)	(781)	(829)
Liabilities directly associated with non-current assets classified as held for sale	–	(376)	–

Total Liabilities	(1,517)	(2,063)	(1,567)

NET ASSETS	352	697	570

SHAREHOLDERS’ EQUITY
Share capital	364	359	360
Share premium	127	102	107
Other reserves	(1,729)	(1,671)	(1,692)
Retained earnings	1,590	1,683	1,795

Total parent shareholders’ equity	352	473	570
Minority interest in equity	–	224	–

TOTAL EQUITY	352	697	570

Back to Contents

4)	CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)

	Six months to 30 June		Year to 31
			December
	2006	2005	2005
	£m	£m	£m

Cash flows from operating activities
Cash generated from operations (page 17)	11	59	271
Interest received	18	10	55
Interest paid	(21)	(13)	(49)
Tax (paid) / refunded	(17)	5	(24)

Net cash flow from operating activities	(9)	61	253

Cash flows from investing activities
Acquisitions (net of cash acquired)	(36)	(86)	(124)
Disposals (net of cash disposed)	(16)	121	246
Purchases of property, plant and equipment	(50)	(80)	(145)
Proceeds from sale of property, plant and equipment	1	2	3
Purchases of intangible assets	(49)	(4)	(40)
Purchases of available-for-sale financial assets	–	(1)	(1)
Proceeds from sale of available-for-sale financial assets	–	67	85
Dividends received	1	2	5

Net cash flow from investing activities	(149)	21	29

Cash flows from financing activities
Proceeds from issue of shares	17	6	10
Share buyback	(294)	–	(223)
(Increase) / decrease in short-term investments	(1)	5	248
Increase / (decrease) in borrowings	219	23	(144)
Equity dividends paid to shareholders	(81)	(86)	(140)
Equity dividends paid to minority interests	–	–	(23)

Net cash flow from financing activities	(140)	(52)	(272)

Exchange (losses) / gains on cash and cash equivalents	(10)	31	66

Net (decrease) / increase in cash and cash equivalents	(308)	61	76

Cash and cash equivalents at the beginning of the period	637	561	561

Cash and cash equivalents at the end of the period	329	622	637

Back to Contents

5)	BASIS OF PREPARATION (UNAUDITED)

The financial information for the six months ended 30 June 2006 included in this interim report (hereinafter referred to as the ‘interim financial information’) comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes.

This interim financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority and on a basis consistent with the accounting policies set out on pages 52 to 57 of Reuters Group PLC 2005 Annual Report and Form 20F.

The interim financial information is unaudited but has been reviewed by the auditors and their review opinion is included in this interim report. The financial information set out in this report does not constitute statutory accounts as defined by the Companies Act 1985. Financial information for the year ended 31 December 2005 included herein is derived from the statutory accounts for that year, which have been delivered to the Registrar of Companies. The auditors’ report on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

Change to previously reported 30 June 2005 results

The 30 June 2005 comparatives have been amended, largely to reflect a change to the treatment of one of the Group’s employee benefit plans.

Subsequent to the 2005 Interim financial information released on 26 July 2005 and as set out in Reuters Group PLC 2005 Annual Report, the accounting treatment adopted for the Reuters Pension Fund (the RPF), was amended, resulting in a change from a defined contribution plan to a defined benefit plan.

The impact of the restatement due to the RPF is to record a net pension obligation (net of tax) of £166 million as at 30 June 2005, with a corresponding decrease to net equity. Reported Group profit for the six month period to 30 June 2005 is £130 million (previously £133 million).

Back to Contents

6)	CONSOLIDATED RECONCILIATION OF CHANGES IN EQUITY (UNAUDITED)

	Six months to 30 June		Year to 31
			December
	2006	2005	2005
	£m	£m	£m

Balance at beginning of the period	570	570	570
Transitional adjustment on first time adoption of IAS 39*	–	129	129

As restated	570	699	699

Actuarial gains / (losses) on defined benefit plans	96	(41)	(48)
Exchange adjustments offset in reserves	(54)	74	118
Translation differences taken to the income statement on disposal of assets	–	6	(2)
Fair value losses on available-for-sale financial assets	–	(42)	(15)
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	–	(47)	(73)
Fair value gains / (losses) on net investment hedges	17	(36)	(39)
Fair value gains taken to income statement on disposal of net investment hedges	–	–	(14)
Taxation on the items taken directly to or transferred from equity	(22)	9	14

Net income / (expense) recognised directly in equity	37	(77)	(59)
Profit for the period	96	130	482

Total recognised income for the period	133	53	423

Employee share scheme credits	10	21	47
Taxation on employee share schemes	(3)	–	11
Purchase of own shares	(301)	–	(224)
Shares issued to ordinary shareholders	24	6	12
Shares issued to minority shareholders of Instinet	–	4	3
Dividends:
- Prior year final paid	(81)	(86)	(86)
- Current year interim paid	–	–	(54)
- Share of Instinet’s dividend paid to minority shareholders	–	–	(23)
Other movements in equity	–	–	(1)
Minority interest in subsidiary disposed in the period	–	–	(237)

Balance at the end of the period	352	697	570

Attributable to:
Equity holders of the parent	352	473	570
Minority interest	–	224	–

* The transitional adjustment on the balance sheet as at 1 January 2005 primarily comprises recognition of the fair value of Reuters investments in SAVVIS (£45 million gain) and TSI (£86 million gain), offset by initial recognition of embedded derivatives (£14 million loss, plus £3 million tax credit).

Back to Contents

7)	NET CASH FLOW FROM OPERATING ACTIVITIES FOR THE SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)

	Six months to 30 June		Year to 31
			December
	2006	2005	2005
	£m	£m	£m

Net profit from continuing activities	96	115	229
Adjustments for:
Depreciation	49	49	99
Impairments of associates and joint ventures	–	2	2
Impairment of intangibles	–	–	1
Amortisation of intangibles	21	14	33
Employee share scheme charges	18	16	30
Foreign exchange gains	(9)	(7)	(8)
Fair value movements in derivatives	14	(10)	(18)
Fair value movements in other financial assets	–	15	16
Profits on disposals	(2)	(42)	(42)
Income from investments	–	–	(1)
Share of post-taxation profits of associates and joint ventures	(1)	(2)	(5)
Finance income	(25)	(21)	(41)
Finance expense	25	24	53
Taxation	27	27	9
Movements in working capital:
Decrease in inventories	–	1	2
(Increase) / decrease in trade and other receivables	(62)	3	3
Increase / (decrease) in trade and other payables	58	(62)	(52)
(Decrease) / increase in pensions deficit	(178)	5	9
Decrease in provisions	(20)	(33)	(27)
Decrease in amounts payable to discontinued operations	–	(25)	(24)

Cash generated from continuing operations	11	69	268
Cash generated from discontinued operations*	–	(10)	3

Cash generated from operations	11	59	271

* Details of cash generated from discontinued operations are disclosed in the 2005 Annual Report and Form 20-F.

Back to Contents

8)	TAXATION (UNAUDITED)

The tax expense for the period of £27 million (six months to 30 June 2005: £27 million) has been calculated based on our estimate of the expected effective tax rate for the year to 31 December 2006. Tax on items in reserves has been charged to reserves.

The effective tax rate for the period on profit from continuing operations before impairments and amortisation of business combination intangibles, investment income, profit on disposals and fair value movements is 23% (six months to 30 June 2005: 22%).

The tax expense includes a charge of £10 million in respect of UK taxation (six months to 30 June 2005: £9 million).

9)	DIVIDENDS AND EARNINGS PER SHARE FOR THE SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)

	Six months to 30 June		Year to 31
			December
	2006	2005	2005
	pence	pence	pence

Dividend per share
Prior year final paid	6.15	6.15	6.15

Current year interim paid	–	–	3.85

The weighted average number of ordinary shares used for the calculation of basic earnings per share was 1,321 million for the six months to 30 June 2006 (June 2005: 1,405 million).

The interim dividend of 4.1 pence per share is payable on 30 August 2006 to ordinary shareholders on the register as at 4 August 2006. The interim dividend is payable on 6 September 2006 to American Depositary Shareholders on the register at 4 August 2006. The ex-dividend date for ordinary shareholders and American Depositary Shareholders is 2 August 2006.

Back to Contents

REVENUE & ACCESSES

1)	REVENUE BY DIVISION BY TYPE – SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)

	Six months to 30 June		% Change
	2006	2005	Actual	Underlying
	£m	£m

Recurring	805	733	10%	1%
Usage	44	35	25%	19%
Outright	2	2	(19%)	(19%)

Sales & Trading	851	770	11%	2%

Recurring	142	120	17%	9%
Usage	2	1	36%	31%
Outright	–	1	(43%)	(43%)

Research & Asset Management	144	122	17%	9%

Recurring	172	158	10%	6%
Outright	23	15	49%	48%

Enterprise	195	173	13%	10%

Recurring	68	63	9%	7%
Usage	19	11	67%	48%

Media	87	74	18%	14%

Recurring	1,187	1,074	11%	3%
Usage	65	47	35%	26%
Outright	25	18	40%	38%

Total revenue	1,277	1,139	12%	5%

Back to Contents

2)	REVENUE BY DIVISION BY PRODUCT FAMILY – SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)

	Six months to 30 June		% Change
	2006	2005	Actual	Underlying
	£m	£m

Reuters Xtra	479	426	12%	7%
Reuters Trader	187	183	2%	(14%)
Recoveries	185	161	15%	6%

Sales & Trading	851	770	11%	2%

Reuters Xtra	39	32	19%	18%
Reuters Trader	5	4	9%	9%
Reuters Knowledge	36	24	48%	23%
Reuters Wealth Management	64	62	4%	(2%)

Research & Asset Management	144	122	17%	9%

Enterprise	195	173	13%	10%

Media	87	74	18%	14%

Total revenue	1,277	1,139	12%	5%

Each Division consists of specific products. Each product falls into one Division except for 3000 Xtra and 2000/3000 products. Revenues for these products are attributed to the Research & Asset Management Division by reference to activities at particular sites. All other revenue for these products are Sales & Trading revenues.

Where costs relate to a specific Division, they are mapped directly to that Division. Where costs are shared, Activity-Based Costing (ABC) techniques are used to apportion these costs appropriately between Divisions. These dynamic cost drivers (e.g. number of helpdesk calls, number of accesses, number of installations) are derived from various underlying source systems.

3)	REVENUE BY GEOGRAPHY – SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)

	Six months to 30 June		% Change
	2006	2005	Actual	Underlying
	£m	£m

UK and Ireland	202	178	14%	7%
EMEA West	189	186	2%	–
EMEA East	300	281	7%	3%

Europe, Middle East, Africa Total	691	645	7%	3%
Americas	356	301	18%	6%
Asia	230	193	19%	7%

Total revenue	1,277	1,139	12%	5%

Back to Contents

4)	QUARTERLY NON-GAAP PRODUCT FAMILY STATISTICS (UNAUDITED)

				Underlying
	Three months ended			percentage change
				Versus	Versus
	June	March	June	March	June
	2006	2006	2005	2006	2005

Period end accesses (000s)
3000 Xtra	105	103	96	2%	9%
Dealing	18	18	18	1%	–
Other Xtra	2	2	2	16%	(13%)

Reuters Xtra	125	123	116	2%	7%

Legacy	68	71	84	(5%)	(17%)
Trader	43	42	41	3%	2%

Reuters Trader	111	113	125	(1%)	(9%)

Knowledge & Wealth Manager	112	111	113	1%	(1%)

Total period end accesses	348	347	354	1%	(1%)

Access driven revenue (£m)
Reuters Xtra	226	224	202	1%	7%
Reuters Trader	83	89	83	(1%)	(12%)
Knowledge & Wealth Manager	19	18	17	2%	9%

Total access driven revenue	328	331	302	1%	3%
Other recurring revenue	267	261	243	4%	6%

Recurring revenue	595	592	545	2%	4%

Average revenue per access (£)
Reuters Xtra	609	616	590	(1%)	–
Reuters Trader	247	258	258	–	(2%)
Knowledge & Wealth Manager	57	56	49	2%	12%

Total average revenue per access	315	319	298	–	4%

Back to Contents

USE OF NON-GAAP MEASURES

To supplement IFRS measures, Reuters undertakes further analysis to break these measures out into their component parts, which results in the creation of certain measures which differ from the IFRS headline indicators (‘non-GAAP measures’). The rationale for this analysis is outlined below, and reconciliations of the non-GAAP measures to IFRS measures are included within the review of results. These measures are used by management to assess the performance of the business and should be seen as complementary to, rather than replacements for, reported statutory results.

1)	Underlying results

Period-on-period change in Reuters is measured in overall terms (i.e. actual reported results under IFRS) and sometimes in underlying terms as well. Underlying change is calculated by excluding the impact of currency fluctuations and the results of acquisitions and disposals, as these are factors that are not on a like-for-like basis between periods. This enables comparison of Reuters operating results on a like-for-like basis between periods.

•	Variations in currency exchange rates impact the results because Reuters generates revenues and incurs costs in currencies other than its reporting currency. Year-on-year, currency exchange rate movements will influence reported numbers to a greater or lesser extent, and therefore they are discussed separately from underlying results to make clear their impact on the overall growth or decline in operations. Underlying results are calculated by restating the prior periods’ results using the current period’s exchange rates. This also reflects the variables over which management has control, as business units do not manage currency exposure, and business division operating performance is managed against targets set on a constant currency basis.

•	Underlying results are calculated excluding the results of entities acquired or disposed of during the current or prior periods from the results of each period under review. Underlying results reflect the operating results of the ongoing elements of each business division, and measure the performance of management against variables over which they have control, without the year-on-year impact of a step change in revenue and costs that can result from acquisition or disposal activity.

2)	Exclusion of restructuring charges

Reuters results are reviewed before and after the costs of Reuters business transformation plan (which includes the Fast Forward programme) and acquisition integration charges.

Under the Fast Forward programme Reuters incurred restructuring charges relating primarily to headcount reduction and rationalisation of the Group’s property portfolio. Fast Forward was a three year programme implemented to accelerate and expand on Reuters five year business transformation plan which was launched in 2001; the programme completed in 2005, as originally envisaged.

The Fast Forward programme was centrally managed, and its performance against targets was evaluated separately from the ongoing Reuters business. Fast Forward restructuring charges are therefore excluded from certain profit and margin measures.

Acquisition integration costs are one-off charges associated with transaction activity that do not recur. As described above, the charges in respect of acquisition activity are excluded to enable better like-for-like comparison between periods.

Because of their time-limited and defined nature, Reuters believes that presenting these measures, both including and excluding restructuring charges, gives investors a more detailed insight into the performance of management and the business. In addition, Reuters management uses both measures to assess the performance of management and the business.

Back to Contents

3)	Exclusion of amortisation and impairment of intangibles acquired in a business combination, investment income, profit / (losses) from disposals, and fair value movements

For certain cost, profit, margin, cash flow and earnings per share measures, Reuters analyses its results both before and after the impact of restructuring charges, amortisation and impairments of intangibles acquired in a business combination, investment income, profits and losses from disposals, and fair value movements. The adjusted measures are referred to as ‘Trading Profit’, ‘Trading Costs’, ‘Trading Margin’ and ‘Trading Cash Flow’. The rationale for isolating restructuring charges is explained above.

Amortisation and impairment of intangibles acquired in a business combination, investment income and profit / (losses) from disposals
Reuters isolates the impact of income and charges in respect of its investments. Income and charges from investments relate to impairments of goodwill, subsidiaries, associates and joint ventures; impairments and amortisation of other intangibles acquired in a business combination; income from investments; and pre-taxation profits and losses on disposal of subsidiaries, joint ventures, associates and other investments.

Such charges and income may arise from corporate acquisition and disposal activity, rather than the ongoing operations of the business divisions, with a reasonable allocation being determined for segmental reporting. These are analysed and reviewed separately from ongoing operations, as this is consistent with the manner in which Reuters sets internal targets, evaluates its business units and issues guidance to the investor community.

(Note: Amortisation and impairment charges in respect of software and development intangibles are included within operating costs)

Fair value movements
Reuters also isolates the impact of movements in the fair value of financial assets held at fair value through profit or loss, embedded derivatives, and derivatives used for hedging purposes (where those changes are reflected in the income statement).

Financial assets held at fair value through profit or loss in 2005 included Reuters investment in SAVVIS convertible shares. This investment was sold as part of the acquisition consideration for Telerate. Fair value movements for this investment were analysed separately from the ongoing operations of the business units during 2005.

Embedded derivatives are foreign exchange contracts implicitly contained in some of Reuters revenue and purchase commitments. Changes in the fair value of embedded derivatives arise as a result of movements in foreign currency forward rates. The unpredictable nature of forward rates, the uncertainty over whether the gains or losses they anticipate will actually arise, and the volatility they bring to the income statement lead Reuters to consider that it is appropriate to analyse their effects separately from the ongoing operations of the business. This enables Reuters to undertake more meaningful period-on-period comparisons of its results, as well as to isolate and understand better the effect of future currency movements on revenue and purchase commitments. This separate analysis is also consistent with the manner in which Reuters sets its internal targets, evaluates its business divisions and issues guidance to the investor community.

The impact of fair value movements on derivatives relating to treasury hedging activity is also excluded, unless there is an equivalent offset in operating results. All derivatives undertaken provide effective economic hedges, but some may not qualify for hedge accounting and in these situations the reported impact of the underlying item and the hedge may not offset. The impact of treasury derivatives is mainly due to currency or interest rate movements and, as for the other items noted above, business division operating performance is managed against targets which exclude these factors.

Taxation
To ensure consistency, the non-GAAP EPS measure also eliminates the earnings impact of taxation charges and credits related to excluded items.

Adjusted EPS is defined as basic EPS from continuing operations before impairments and amortisation of intangibles acquired via business combinations, fair value movements, investment income, disposal profits / losses and related tax effects.

Dividend policy
Presenting earnings before the impact of restructuring charges, amortisation and impairment of intangibles acquired in a business combination, investment income, disposals and fair value movements also helps investors to measure performance in relation to Reuters dividend policy. In 2001, Reuters Group defined the long-term goal of its dividend policy to be a dividend cover of at least two times, based on Reuters UK GAAP earnings before amortisation of goodwill and other intangibles, impairments and disposals. Reuters dividend policy remains unaltered. With the adoption of IFRS, the equivalent earnings measure is Reuters earnings (after interest and taxation) before amortisation and impairments of intangibles acquired in a business combination, fair value movements, investment income and profits / (losses) on disposals.

Back to Contents

4)	Free cash flow

Reuters free cash flow is used as a performance measure to assess Reuters ability to pay its dividend from cash flow. Free cash flow is intended to measure all Reuters cash movements, other than those which are both discretionary in nature and unrelated to ongoing recurring operating activities such as acquisitions and disposals and dividends paid out by Reuters. Whilst Reuters believes that free cash flow is an important performance measure in respect of its cash flows, it is not used in isolation, but rather in conjunction with other cash flow measures as presented in the financial statements.

5)	Net funds / debt

Net funds / debt represents cash and cash equivalents and short-term investments, net of bank overdrafts and borrowings. This measure aggregates certain components of financial assets and liabilities and is used in conjunction with total financial assets and liabilities to manage Reuters overall financing position.

Back to Contents

RECONCILIATION OF NON-GAAP MEASURES

1)	RECONCILIATION OF OPERATING PROFIT TO TRADING PROFIT (UNAUDITED)

	Six months ended 30 June
	2006	2005
	£m	£m

Operating profit	122	105
Exclude:
Restructuring charges	11	41
Impairments & amortisation of business combination intangibles	11	9
Profit on disposal of subsidiaries	(2)	(4)
Fair value movements	14	5

Trading profit	156	156

2)	RECONCILIATION OF OPERATING MARGIN TO TRADING MARGIN (UNAUDITED)

	Six months ended 30 June
	2006	2005
	%	%

Operating margin	9.5%	9.2%
Exclude:
Restructuring charges	0.8%	3.6%
Impairments & amortisation of business combination intangibles	0.9%	0.8%
Profit on disposal of subsidiaries	(0.1%)	(0.4%)
Fair value movements	1.1%	0.5%

Trading margin	12.2%	13.7%

Back to Contents

3)	RECONCILIATION OF OPERATING COSTS TO TRADING COSTS BY DIVISION (UNAUDITED)

	Six months ended 30 June
	2006	2005
	£m	£m

Sales & Trading
Operating costs	779	707
Restructuring charges	(11)	(24)
Impairments & amortisation of business combination intangibles	(7)	(5)
Fair value movements	(10)	(16)
Foreign currency translation	(3)	(1)
Other income	(8)	(8)

Trading costs	740	653

Research & Asset Management
Operating costs	150	138
Restructuring charges	–	(5)
Impairments & amortisation of business combination intangibles	(2)	(1)
Fair value movements	(1)	–
Foreign currency translation	–	(1)
Other income	(2)	(2)

Trading costs	145	129

Enterprise
Operating costs	167	147
Restructuring charges	–	(6)
Impairments & amortisation of business combination intangibles	(2)	(2)
Fair value movements	(2)	–
Foreign currency translation	(1)	–
Other income	(2)	(2)

Trading costs	160	137

Media
Operating costs	78	71
Restructuring charges	–	(6)
Impairments & amortisation of business combination intangibles	–	(1)
Fair value movements	(1)	–
Other income	(1)	–

Trading costs	76	64

Back to Contents

4)	RECONCILIATION OF OPERATING PROFIT TO TRADING PROFIT BY DIVISION (UNAUDITED)

	Six months ended 30 June
	2006	2005
	£m	£m

Sales & Trading
Operating profit	85	82
Exclude:
Restructuring charges	11	24
Impairments & amortisation of business combination intangibles	7	5
Profit on disposal of subsidiaries	(2)	(3)
Fair value movements	10	9

Trading profit	111	117

Research & Asset Management
Operating loss	(4)	(12)
Exclude:
Restructuring charges	–	5
Impairments & amortisation of business combination intangibles	2	1
Fair value movements	1	(1)

Trading loss	(1)	(7)

Enterprise
Operating profit	31	30
Exclude:
Restructuring charges	–	6
Impairments & amortisation of business combination intangibles	2	2
Fair value movements	2	(2)

Trading profit	35	36

Media
Operating profit	10	5
Exclude:
Restructuring charges	–	6
Impairments & amortisation of business combination intangibles	–	1
Profit on disposal of subsidiaries	–	(1)
Fair value movements	1	(1)

Trading profit	11	10

Back to Contents

5)	RECONCILIATION OF OPERATING MARGIN TO TRADING MARGIN BY DIVISION (UNAUDITED)

	Six months ended 30 June
	2006	2005
	%	%

Sales & Trading
Operating margin	10%	11%
Exclude:
Restructuring charges	1%	3%
Impairments & amortisation of business combination intangibles	1%	–
Profit on disposal of subsidiaries	–	–
Fair value movements	1%	1%

Trading margin	13%	15%

Research & Asset Management
Operating margin	(3%)	(10%)
Exclude:
Restructuring charges	–	4%
Impairments & amortisation of business combination intangibles	2%	1%
Fair value movements	1%	(1%)

Trading margin	–	(6%)

Enterprise
Operating margin	16%	17%
Exclude:
Restructuring charges	–	3%
Impairments & amortisation of business combination intangibles	1%	2%
Fair value movements	1%	(1%)

Trading margin	18%	21%

Media
Operating margin	11%	8%
Exclude:
Restructuring charges	–	7%
Impairments & amortisation of business combination intangibles	–	1%
Profit on disposal of subsidiaries	–	(1%)
Fair value movements	1%	(1%)

Trading margin	12%	14%

Back to Contents

6)	RECONCILIATION OF NON-GAAP BASIC EPS FROM CONTINUING OPERATIONS TO BASIC EPS (UNAUDITED)

	Six months ended 30 June
	2006	2005
	pence	pence

Basic EPS from continuing operations	7.3	8.2
Exclude:
Impairments & amortisation of business combination intangibles	0.8	0.7
Profit on disposals of subsidiaries, associates and joint ventures	(0.1)	(3.0)
Fair value movements	1.0	0.4
Adjustment to tax charge for tax effects of excluded items	(0.5)	0.1

Basic EPS from continuing operations before impairments &
amortisation of business combination intangibles, investment income, profit on disposals, fair value movements and related
taxation effects	8.5	6.4

7)	RECONCILIATION OF NON-GAAP PROFIT BEFORE TAXATION TO PROFIT BEFORE TAXATION (UNAUDITED)

	Six months ended 30 June
	2006	2005
	£m	£m

Profit before taxation from continuing operations	123	142
Exclude:
Impairments & amortisation of business combination intangibles	11	9
Profit on disposals of subsidiaries, associates and joint ventures	(2)	(42)
Fair value movements	14	5

Profit before taxation from continuing operations before impairments
& amortisation of business combination intangibles, investment
income, profit on disposals and fair value movements	146	114

Back to Contents

8)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE – REVENUE BY DIVISION BY TYPE – SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)

	% change versus six months ended 30 June 2005
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Recurring	1%	4%	5%	10%
Usage	19%	6%	–	25%
Outright	(19%)	–	–	(19%)

Sales & Trading	2%	4%	5%	11%

Recurring	9%	4%	4%	17%
Usage	31%	5%	–	36%
Outright	(43%)	–	–	(43%)

Research & Asset Management	9%	4%	4%	17%

Recurring	6%	2%	2%	10%
Outright	48%	1%	–	49%

Enterprise	10%	2%	1%	13%

Recurring	7%	2%	–	9%
Usage	48%	6%	13%	67%

Media	14%	2%	2%	18%

Recurring	3%	4%	4%	11%
Usage	26%	6%	3%	35%
Outright	38%	2%	–	40%

Total revenue	5%	3%	4%	12%

Back to Contents

9)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE - REVENUE BY DIVISION BY PRODUCT FAMILY – SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)

	% change versus six months ended 30 June 2005
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Reuters Xtra	7%	4%	1%	12%
Reuters Trader	(14%)	2%	14%	2%
Recoveries	6%	3%	6%	15%

Sales & Trading	2%	4%	5%	11%

Reuters Xtra	18%	1%	–	19%
Reuters Trader	9%	–	–	9%
Reuters Knowledge	23%	8%	17%	48%
Reuters Wealth Manager	(2%)	4%	2%	4%

Research & Asset Management	9%	4%	4%	17%

Enterprise	10%	2%	1%	13%

Media	14%	2%	2%	18%

Total revenue	5%	3%	4%	12%

10)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE - REVENUE BY GEOGRAPHY – SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)

	% change versus six months ended 30 June 2005
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

UK and Ireland	7%	3%	4%	14%
EMEA West	–	–	2%	2%
EMEA East	3%	1%	3%	7%

Europe, Middle East, Africa Total	3%	1%	3%	7%
Americas	6%	8%	4%	18%
Asia	7%	3%	9%	19%

Total revenue	5%	3%	4%	12%

Back to Contents

11)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE – TRADING COSTS BY DIVISION – SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)

	% change versus six months ended 30 June 2005
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Sales & Trading	5%	3%	5%	13%
Research & Asset Management	5%	3%	3%	11%
Enterprise	12%	4%	1%	17%
Media	15%	4%	2%	21%

Total	7%	3%	4%	14%

12)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE – TRADING PROFIT BY DIVISION – SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)

	% change versus six months ended 30 June 2005
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Sales & Trading	(14%)	7%	2%	(5%)
Research & Asset Management	–	–	–	–
Enterprise	1%	(5%)	2%	(2%)
Media	5%	(3%)	–	2%

Total	(7%)	5%	2%	–

Back to Contents

13)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE - QUARTERLY NON- GAAP PRODUCT FAMILY STATISTICS (UNAUDITED)

	% change versus three months ended 31 March 2006
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Period end accesses
3000 Xtra	2%	–	–	2%
Dealing	1%	–	–	1%
Other Xtra	16%	–	(10%)	6%

Reuters Xtra	2%	–	–	2%

Legacy	(5%)	–	–	(5%)
Trader	3%	–	(1%)	2%

Reuters Trader	(1%)	–	(1%)	(2%)

Knowledge & Wealth Manager	1%	–	–	1%

Total period end accesses	1%	–	(1%)	–

Access driven revenue
Reuters Xtra	1%	(1%)	1%	1%
Reuters Trader	(1%)	(1%)	(5%)	(7%)
Knowledge & Wealth Manager	2%	(1%)	–	1%

Total access driven revenue	1%	(1%)	(1%)	(1%)
Other recurring revenue	4%	(1%)	(1%)	2%

Recurring revenue	2%	–	(1%)	1%

Average revenue per access
Reuters Xtra	(1%)	–	–	(1%)
Reuters Trader	–	(1%)	(3%)	(4%)
Knowledge & Wealth Manager	2%	(2%)	–	–

Total average revenue per access	–	(1%)	–	(1%)

Back to Contents

14)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE - QUARTERLY NON- GAAP PRODUCT FAMILY STATISTICS (UNAUDITED)

	% change versus three months ended 30 June 2005
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Period end accesses
3000 Xtra	9%	–	1%	10%
Dealing	–	–	–	–
Other Xtra	(13%)	–	–	(13%)

Reuters Xtra	7%	–	1%	8%

Legacy	(17%)	–	(2%)	(19%)
Trader	2%	–	3%	5%

Reuters Trader	(9%)	–	(3%)	(12%)

Knowledge & Wealth Manager	(1%)	–	–	(1%)

Total period end accesses	(1%)	–	(1%)	(2%)

Access driven revenue
Reuters Xtra	7%	4%	1%	12%
Reuters Trader	(12%)	2%	9%	(1%)
Knowledge & Wealth Manager	9%	4%	1%	14%

Total access driven revenue	3%	3%	3%	9%
Other recurring revenue	6%	2%	2%	10%

Recurring revenue	4%	2%	3%	9%

Average revenue per access
Reuters Xtra	–	3%	–	3%
Reuters Trader	(2%)	2%	(4%)	(4%)
Knowledge & Wealth Manager	12%	3%	1%	16%

Total average revenue per access	4%	3%	(1%)	6%

Back to Contents

15)	COMPONENTS OF NET (DEBT) / FUNDS AT 30 JUNE 2006 (UNAUDITED)

	As at 30 June
	2006	2005
	£m	£m

Cash and cash equivalents (excluding bank overdrafts)	338	635
Bank overdrafts	(9)	(13)

	329	622
Short-term investments	2	260
Borrowings (excluding bank overdrafts)	(603)	(569)

Net (debt) / funds	(272)	313

16)	RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET (DEBT) / FUNDS FOR THE SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)

	Six months to 30 June
	2006	2005
	£m	£m

(Decrease) / increase in cash and cash equivalents	(308)	61
Cash inflow / (outflow) from movement in short-term investments	1	(5)
Cash inflow from movement in borrowings	(219)	(23)
Exchange gains on short-term investments and borrowings	(3)	20

	(529)	53
IAS 39 transitional adjustments	–	(69)
Fair value movements	16	(5)
Other non cash movements	(12)	8

Movement in net (debt) / funds	(525)	(13)
Opening net funds	253	326

Closing net (debt) / funds	(272)	313

Back to Contents

17)	RECONCILIATION OF CASH GENERATED FROM OPERATIONS TO FREE CASH FLOW (UNAUDITED)

		Six months to 30 June 2006
	Continuing	Discontinued	Reuters
	operations	operations	Group
	£m	£m	£m

Cash generated from operations	11	–	11
Interest received	18	–	18
Interest paid	(21)	–	(21)
Tax paid	(17)	–	(17)
Purchases of property, plant and equipment	(50)	–	(50)
Proceeds from sale of property, plant and equipment	1	–	1
Purchases of intangible assets	(49)	–	(49)
Dividends received	1	–	1
UK pension schemes funding	187	–	187

Free cash flow	81	–	81

		Six months to 30 June 2005
	Continuing	Discontinued	Reuters
	operations	operations	Group
	£m	£m	£m

Cash generated from operations	69	(10)	59
Interest received	4	6	10
Interest paid	(13)	–	(13)
Tax refunded / (paid)	15	(10)	5
Purchases of property, plant and equipment	(75)	(5)	(80)
Proceeds from sale of property, plant and equipment	2	–	2
Interim funding repayment from Telerate	(18)	–	(18)
Purchases of intangible assets	(4)	–	(4)
Dividends received	2	–	2
Repayment of funds to Bridge Trading Company	26	(26)	–

Free cash flow	8	(45)	(37)

Back to Contents

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of restructuring programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•	Reuters ability to realise the anticipated benefits of the transformation initiatives undertaken through its Fast Forward programme and its Core Plus growth strategy;

•	unfavourable conditions in financial markets;

•	the impact of currency and interest rate fluctuations on Reuters Group’s reported revenue and earnings;

•	difficulties or delays that Reuters Group may experience in developing or responding to new customer demands or launching new products;

•	the dependency of Reuters Group on third parties for the provision of certain network and other services;

•	any significant failures or interruptions experienced by the networks or systems of Reuters Group and such networks’ ability to accommodate increased traffic;

•	the impact of a decline in the valuation of companies in which it has invested;

•	the impact of significant competition or structural changes in the financial information and trading communities;

•	adverse governmental action in countries where Reuters conducts activities;

•	the ability of Reuters to realise the anticipated benefit of existing or future acquisitions or disposals;

•	any issues identified with controls over financial reporting, including as a result of the project to achieve compliance with Sarbanes Oxley Act, section 404;

•	the increasingly litigious environment in which Reuters Group operates, especially in the area of patent and other intellectual property claims.

For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2005. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

Ends

Back to Contents
David Grigson

Interim results July 2006	1

Back to Contents
David Grigson

Definitions

“Reuters Group” refers to Reuters Group PLC and its subsidiary undertakings.

Use of non-GAAP measures

To supplement IFRS measures, Reuters undertakes further analysis to break these measures out into their component parts, which results in the creation of certain measures which differ from the IFRS headline indicators (‘non-GAAP measures’). The rationale for this analysis is outlined below, and reconciliations of the non-GAAP measures to IFRS measures are included within the review of results. These measures are used by management to assess the performance of the business and should be seen as complementary to, rather than replacements for, reported statutory results.

1.	Underlying results

Period-on-period change in Reuters is measured in overall terms (i.e. actual reported results under IFRS) and sometimes in underlying terms. Underlying change is calculated by excluding the impact of currency fluctuations and the results of acquisitions and disposals, as these are factors that are not on a like-for-like basis between periods. This enables comparison of Reuters operating results on a like-for-like basis between periods.

• Variations in currency exchange rates impact the results because Reuters generates revenues and incurs costs in currencies other than its reporting currency. Year-on-year, currency exchange rate movements will influence reported numbers to a greater or lesser extent, and therefore they are discussed separately from underlying results to make clear their impact on the overall growth or decline in operations. Underlying results are calculated by restating the prior periods’ results using the current period’s exchange rates. This also reflects the variables over which management has control, as business units do not manage currency exposure, and business division operating performance is managed against targets set on a constant currency basis.

• Underlying results are calculated excluding the results of entities acquired or disposed of during the current or prior periods from the results of each period under review. Underlying results reflect the operating results of the ongoing elements of each business division, and measure the performance of management against variables over which they have control, without the year-on-year impact of a step change in revenue and costs that can result from acquisition or disposal activity.

2.	Exclusion of restructuring charges

Reuters results are reviewed before and after the costs of Reuters business transformation plan (which includes the Fast Forward programme) and acquisition integration charges.

Under the Fast Forward programme Reuters incurred restructuring charges relating primarily to headcount reduction and rationalisation of the Group’s property portfolio. Fast Forward is a three year programme implemented to accelerate and expand on Reuters five year business transformation plan which was launched in 2001; the programme completed in 2005, as originally envisaged.

The Fast Forward programme was centrally managed, and its performance against targets was evaluated separately from the ongoing Reuters business. Fast Forward restructuring charges are therefore excluded from certain profit and margin measures.

Acquisition integration costs are one-off charges associated with transaction activity which do not recur. As described above, the charges in respect of acquisition activity are excluded to enable better like-for-like comparison between periods.

Because of their time-limited and defined nature, Reuters believes that presenting these measures, both including and excluding restructuring charges, gives investors a more detailed insight into the performance of management and the business. In addition, Reuters management uses both measures to assess the performance of management and the business.

3.	Exclusion of amortisation and impairment of intangibles acquired in a business combination, investment income, profit/(losses) from disposals, and fair value movements

For certain cost, profit, margin, cash flow and earnings per share measures, Reuters analyses its results both before and after the impact of restructuring charges, amortisation and impairments of intangibles acquired in a business combination, investment income, profits and losses from disposals, and fair value movements. The adjusted measures are referred to as ‘Trading Profit’, ‘Trading Costs’, ‘Trading Margin’ and ‘Trading Cash Flow’. The rationale for isolating restructuring charges is explained above.

Amortisation and impairment of intangibles acquired in a business combination, investment income and profit/(losses) from disposals

Reuters isolates the impact of income and charges in respect of its investments. Income and charges from investments relate to impairments of goodwill, subsidiaries, associates and joint ventures; impairments and amortisation of other intangibles acquired in a business combination; income from investments; and pre-taxation profits and losses on disposal of subsidiaries, joint ventures, associates and other investments.

Interim results July 2006	2

Back to Contents
David Grigson

Such charges and income may arise from corporate acquisition and disposal activity, rather than the ongoing operations of the business divisions, with a reasonable allocation being determined for segmental reporting. These are analysed and reviewed separately from ongoing operations, as this is consistent with the manner in which Reuters sets internal targets, evaluates its business units and issues guidance to the investor community.

(Note: Amortisation and impairment charges in respect of software and research and development intangibles are included within operating costs)

Fair value movements

Reuters also isolates the impact of movements in the fair value of financial assets held at fair value through profit or loss, embedded derivatives, and derivatives used for hedging purposes (where those changes are reflected in the income statement).

Financial assets held at fair value through profit or loss in 2005 included Reuters investment in SAVVIS convertible shares. This investment was sold as part of the acquisition consideration for Telerate. Fair value movements for this investment have been analysed separately from the ongoing operations of the business units during 2005.

Embedded derivatives are foreign exchange contracts implicitly contained in some of Reuters revenue and purchase commitments. Changes in the fair value of embedded derivatives arise as a result of movements in foreign currency forward rates. The unpredictable nature of forward rates, the uncertainty over whether the gains or losses they anticipate will actually arise, and the volatility they bring to the income statement lead Reuters to consider that it is appropriate to analyse their effects separately from the ongoing operations of the business. This enables Reuters to undertake more meaningful period-on-period comparisons of its results, as well as to isolate and understand better the effect of future currency movements on revenue and purchase commitments. This separate analysis is also consistent with the manner in which Reuters sets its internal targets, evaluates its business divisions and issues guidance to the investor community.

The impact of fair value movements on derivatives relating to treasury hedging activity is also excluded, unless there is an equivalent offset in operating results. All derivatives undertaken provide effective economic hedges, but some may not qualify for hedge accounting and in these situations the reported impact of the underlying item and the hedge may not offset. The impact of treasury derivatives is mainly due to currency or interest rate movements and, as for the other items noted above, business division operating performance is managed against targets which exclude these factors.

Taxation

To ensure consistency, the non-GAAP EPS measure also eliminates the earnings impact of taxation charges and credits related to excluded items.

Adjusted EPS is defined as basic EPS from continuing operations before impairments and amortisation of intangibles acquired via business combinations, fair value movements, disposal profits/losses and related tax effects.

Dividend policy

Presenting earnings before the impact of restructuring charges, amortisation and impairment of intangibles acquired in a business combination, investment income, disposals and fair value movements also helps investors to measure performance in relation to Reuters dividend policy. In 2001, Reuters Group defined the long-term goal of its dividend policy to be a dividend cover of at least two times, based on Reuters UK GAAP earnings before amortisation of goodwill and other intangibles, impairments and disposals. Reuters dividend policy remains unaltered. With the adoption of IFRS, the equivalent earnings measure is Reuters earnings (after interest and taxation) before amortisation and impairments of intangibles acquired in a business combination, fair value movements and profits/(losses) on disposals.

4.	Free cash flow

Reuters free cash flow is used as a performance measure to assess Reuters ability to pay its dividend from cash flow. Free cash flow is intended to measure all Reuters cash movements, other than those which are both discretionary in nature and unrelated to ongoing recurring operating activities such as acquisitions and disposals and dividends paid out by Reuters. Whilst Reuters believes that free cash flow is an important performance measure in respect of its cash flows, it is not used in isolation, but rather in conjunction with other cash flow measures as presented in the financial statements.

5.	Net funds/debt

Net funds/debt represents cash and cash equivalents and short term investments, net of bank overdrafts and borrowings. This measure aggregates certain components of financial assets and liabilities and is used in conjunction with total financial assets and liabilities to manage Reuters overall financing position.

Interim results July 2006	3

Back to Contents
David Grigson

Reuters Group results

Interim results July 2006	4

Back to Contents
David Grigson

Headlines

•	Revenue trends improving

•	Core profitability strengthened

•	Core Plus on track

•	Revenue guidance improved

•	Dividend increased

Interim results July 2006	5

Back to Contents
David Grigson

Trading performance

	H1	H1	Underlying
£m	2006	2005	change

Recurring	1,187	1,074	3%
Usage	65	47	26%
Outright	25	18	38%

Total revenue	1,277	1,139	5%
Trading costs	(1,121)	(983)	7%

Trading profit	156	156	(7%)

Trading margin	12%	14%

Actual rate changes

%

Recurring	11%
Usage	35%
Outright	40%

Total revenue	12%
Trading costs	14%

Trading profit	–

Interim results July 2006	6

Back to Contents
David Grigson

Revenue tracker

Core volume growth

H1
2006

Recurring
- Volume (incl. recoveries)	1.7%
- Strategic exits	(0.6%)

1.1%
Usage / Outright	1.2%

Core volume	2.3%

Interim results July 2006	7

Back to Contents
David Grigson

Revenue by division
	H1	H1	Underlying
£m	2006	2005	change

Sales & Trading	851	770	2%
Research & Asset Management	144	122	9%
Enterprise	195	173	10%
Media	87	74	14%

Total revenue	1,277	1,139	5%

Actual rate changes

%

Sales & Trading	11%
Research & Asset Management	17%
Enterprise	13%
Media	18%

Total revenue	12%

Interim results July 2006	8

Back to Contents
David Grigson

Revenue by geography
	H1	H1	Underlying
£m	2006	2005	change

Europe, Middle East & Africa	691	645	3%
Americas	356	301	6%
Asia	230	193	7%

Total revenue	1,277	1,139	5%

Actual rate changes

%

Europe, Middle East & Africa	7%
Americas	18%
Asia	19%

Total revenue	12%

Interim results July 2006	9

Back to Contents
David Grigson

Accesses & access revenue

* % change refers to growth against H1 2005 comparatives

Access and access revenue trends

	H1 2006	H1 2005

Accesses (000 at period end)	348	354
Access revenue (£m)	659	594
Total revenue (£m)	1,277	1,139
Underlying access revenue / total revenue	51%	52%

Interim results July 2006	10

Back to Contents
David Grigson

Trading profit tracker

Core growth
£m

Revenue growth	47
Recoveries cost	(9)
Other operational gearing	(4)
Inflation / other	(27)

Core growth	7

Once-off & IFRS
£m

Pensions	(5)
Share based payments	(4)

Once-off & IFRS	(9)

Net Core Plus investment
£m

Revenue growth	8
Growth investment	(21)
Transformation investment	(22)

Net Core Plus investment	(35)

Interim results July 2006	11

Back to Contents
David Grigson

Trading profit by division

	H1	H1	Underlying
£m	2006	2005	change

Sales & Trading	111	117	(14%)
Research & Asset Management	(1)	(7)	–
Enterprise	35	36	1%
Media	11	10	5%

Total trading profit	156	156	(7%)

Actual rate changes

%

Sales & Trading	(5%)
Research & Asset Management	–
Enterprise	(2%)
Media	2%

Total trading profit	–

Interim results July 2006	12

Back to Contents
David Grigson

Statutory Income Statement
	H1	H1	Actual
£m	2006	2005	change

Continuing operations
Operating profit	122	105	16%

Profit before tax	123	142	(13%)

Profit for the period from continuing operations	96	115	(17%)

Discontinued operations
Profit for the period from
discontinued operations	–	15	–

Profit for the period	96	130	(27%)

Basic EPS	7.3p	8.8p	(17%)
Reuters adjusted EPS*	8.5p	6.4p	33%
Average number of shares (millions)	1,321	1,405	(6%)

*Reuters adjusted EPS is defined as basic EPS from continuing operations before impairments & amortisation of business combination intangibles, investment income, profits on disposals, fair value movements and related taxation effects

Profit for the period from continuing operations

£m	H1 2006	H1 2005

Revenue	1,277	1,139
Trading costs	(1,121)	(983)

Trading profit	156	156
Restructuring costs	(11)	(41)
Intangible amortisation excluding development & software	(11)	(7)
Impairments excluding development & software	–	(2)
Profit on disposal of subsidiary undertakings	2	4
Fair value movements	(14)	(5)

Operating profit	122	105
Net interest	–	(3)
Profit on disposal of joint ventures, associates & investments	–	38
Share of associates & joint ventures results	1	2

Profit before tax	123	142
Taxation	(27)	(27)

Profit for the period from continuing operations	96	115

Interim results July 2006	13

Back to Contents
David Grigson

Trading cash flow
	H1	H1
£m	2006	2005	Movement

Trading profit	156	156	–
Capital expenditure	(99)	(79)	(20)
Depreciation & amortisation	59	56	3
Working capital	10	(69)	79
Share scheme charges	18	16	2
Property & other fixed asset disposals	1	2	(1)

Trading cash flow	145	82	63

Cash conversion (rolling 12 month basis)	95%	81%
Capex / revenue	8%	7%

Capital expenditure

£m

Product development	(29)
Other capital investment	(70)

Total capital expenditure	(99)

Interim results July 2006	14

Back to Contents
David Grigson

Free cash flow
	H1	H1
£m	2006	2005	Movement

Trading cash flow	145	82	63

Restructuring	(36)	(71)	35

Tax	(17)	15	(32)
Interest	(3)	(9)	6
Other	(8)	(9)	1

Free cash flow	81	8	73

Interim results July 2006	15

Back to Contents
David Grigson

Movement in net debt

Interim results July 2006	16

Back to Contents
David Grigson

Share buyback

•	Plan to return £1billion over two years from July 2005

•	Returned £525m (133m shares)

•	Increased momentum after receipt of Instinet proceeds

•	Remaining £475m to be divided roughly
equally between H2 2006 and H1 2007

Interim results July 2006	17

Back to Contents
David Grigson

Capital structure & dividend policy

•	Interim dividend increased by 6.5% to 4.1p

•	Reflects growing confidence in future business performance

•	Intend to rebuild cover to a minimum of 2x adjusted earnings

•	Aiming for sustainable rate of growth

Interim results July 2006	18

Back to Contents
David Grigson

2006 Outlook

Revenue
•	Full year revenue growth expected to be 5% – 6% on a constant currency basis

Trading Profit
•	On track for final £80m of Fast Forward savings
•	On track for £120m net impact of Core Plus investment

Capex
•	On track for £220m capital investment

Interim results July 2006	19

Back to Contents
Supplementary

Additional information

1)	Restructuring charges

£m	H1 2006	H1 2005

Fast Forward:
Staff reductions	–	28
Property rationalisation
Canary Wharf	–	2
Other	–	2
Migration costs	–	5
Other	–	3

Total Fast Forward charges	–	40
Telerate	11	1

Total restructuring charges	11	41

2)	Share of associate and joint venture profits

£m	H1 2006	H1 2005

Factiva	1	1
Other affiliates	–	1

Total associate and joint venture profits	1	2

3)	Impact of currency movements on reported 2005 results

			Impact on
		Impact on	other operating	Impact on
	Impact on	trading	costs and	operating
£m	revenue	costs	operating income	profit

Stronger Dollar	29	(24)	(1)	4
Weaker Euro	(3)	1	–	(2)
Other currencies	(1)	1	–	–

Reported exchange rate movements	25	(22)	(1)	2
Change in currency mix	9	(5)	(1)	3

Total currency movements	34	(27)	(2)	5

Interim results July 2006	20

Back to Contents
Supplementary

Non–GAAP to IFRS reconciliations

1)	2006/2005 movement in revenue and trading profit – underlying to actual reconciliation

Total	Underlying	Currency	Acqn/Disp	Actual	Slide

Recurring	3%	4%	4%	11%	6
Usage	26%	6%	3%	35%	6
Outright	38%	2%	–	40%	6

Total revenue	5%	3%	4%	12%	6
Trading costs	7%	3%	4%	14%	6
Trading profit	(7%)	5%	2%	–	6

Sales & Trading	Underlying	Currency	Acqn/Disp	Actual	Slide

Total revenue	2%	4%	5%	11%	8
Trading costs	5%	3%	5%	13%	–
Trading profit	(14%)	7%	2%	(5%)	12

Research & Asset
Management	Underlying	Currency	Acqn/Disp	Actual	Slide

Total revenue	9%	4%	4%	17%	8
Trading costs	5%	3%	3%	11%	–
Trading profit	–	–	–	–	12

Enterprise	Underlying	Currency	Acqn/Disp	Actual	Slide

Total revenue	10%	2%	1%	13%	8
Trading costs	12%	4%	1%	17%	–
Trading profit	1%	(5%)	2%	(2%)	12

Media	Underlying	Currency	Acqn/Disp	Actual	Slide

Total revenue	14%	2%	2%	18%	8
Trading costs	15%	4%	2%	21%	–
Trading profit	5%	(3%)	–	2%	12

2)	2006/2005 movement in access revenue by product family – underlying to actual reconciliation

	Underlying	Currency	Acqn/Disp	Actual	Slide

Total access revenue	3%	3%	5%	11%	10
Knowledge and Wealth
Management	8%	4%	1%	13%	10
Trader family	(14%)	3%	16%	5%	10
Xtra family	9%	4%	–	13%	10

Interim results July 2006	21

Back to Contents
Supplementray

3)	Reconciliation of actual percentage change to underlying change - revenue by geography

	Underlying	Currency	Acqn/Disp	Actual	Slide

Europe, Middle East, Africa	3%	1%	3%	7%	9
Americas	6%	8%	4%	18%	9
Asia	7%	3%	9%	19%	9

Total revenue	5%	3%	4%	12%	9

4)	Reconciliation of operating profit to trading profit

£m	H1 2006	H1 2005	H1 2006	H1 2005

Operating margin / profit	9.5%	9.2%	122	105
Restructuring charges	0.8%	3.6%	11	41
Impairments & amortisation of	0.9%	0.8%	11	9
business combination intangibles
Profit on disposal of subsidiaries	(0.1%)	(0.4%)	(2)	(4)
Fair value movements	1.1%	0.5%	14	5

Trading margin / profit	12.2%	13.7%	156	156

5)	Reconciliation of PBT/basic EPS from continuing operations to PBT/basic EPS from continuing operations before impairments & amortisation of business combination intangibles, investment income, profit from disposals, fair value movements and related taxation effects

	PBT £m		EPS
	H1 2006	H1 2005	H1 2006		H1 2005

PBT / basic EPS from continuing operations Exclude:	123	142	7.3	p	8.2	p
Impairments and amortisation of business	11	9	0.8	p	0.7	p
combination intangibles
Profit / (loss) on disposal of subsidiaries, associates & joint ventures	(2)	(42)	(0.1	p)	(3.0	p)
Fair value movements	14	5	1.0	p	0.4	p

Profit / basic EPS from continuing operations before taxation, impairments & amortisation of business combination intangibles, investment income, profit on disposals and fair value movements	146	114	9.0	p	6.3	p
Adjusted tax charge / tax effect	(33)	(25)	(0.5	p)	0.1p
Adjusted tax rate / average number of shares	23%	22%	1,321	m	1,405	m

Profit / basic EPS from continuing operations before impairments & amortisation of business combination intangibles, investment income, profits on disposals, fair value movements and related taxation effects	113	89	8.5	p	6.4	p

Interim results July 2006	22

Back to Contents

6)	Reconciliation of operating profit to trading profit by division

Sales & Trading
£m	H1 2006	H1 2005

Operating profit	85	82
Exclude:
Restructuring charges	11	24
Impairments & amortisation of business combination intangibles	7	5
Profit on disposal of subsidiaries	(2)	(3)
Fair value movements	10	9

Trading profit	111	117

Research & Asset Management
£m	H1 2006	H1 2005

Operating loss	(4)	(12)
Exclude:
Restructuring charges	–	5
Impairments & amortisation of business combination intangibles	2	1
Fair value movements	1	(1)

Trading loss	(1)	(7)

Enterprise
£m	H1 2006	H1 2005

Operating profit	31	30
Exclude:
Restructuring charges	–	6
Impairments & amortisation of business combination intangibles	2	2
Fair value movements	2	(2)

Trading profit	35	36

Media
£m	H1 2006	H1 2005

Operating profit	10	5
Exclude:
Restructuring charges	–	6
Impairments & amortisation of business combination intangibles	–	1
Profit on disposal of subsidiaries	–	(1)
Fair value movements	1	(1)

Trading profit	11	10

Interim results July 2006	23

Back to Contents
Supplementray

7)	Reconciliation of adjusted tax charge on continuing operations to reported tax charge on continuing operations

£m	H1 2006	H1 2005

Adjusted tax charge	(33)	(25)
Tax on fair value movements	4	(3)
Tax on amortisation of intangibles	2	1

Reported tax charge	(27)	(27)

8)	Reconciliation of Cash Flow

These tables provide a reconciliation of the non-GAAP cash flow measures on slides 14, 15 & 16 to the IFRS format of the cash flow shown in the Press Release.

Analysis of continuing operations net (debt) / funds

£m	H1 2006	H1 2005

Short-term investments	2	260
Cash and cash equivalents	338	635
Bank overdrafts	(9)	(13)
Borrowings (excluding bank overdrafts)	(603)	(569)

Net (debt) / funds	(272)	313

Reconciliation of opening to closing net (debt) / funds

£m

Opening net funds as at 1 Jan 2006	253
Cash flow	(516)
Fair value movements	16
Other non cash movements	(12)
Exchange gains	(13)

Closing net debt as at 30 June 2006	(272)

Interim results July 2006	24

Back to Contents

Supplementary

8)	Reconciliation of Cash Flow continued

Analysis of Reuters working capital

£m

Increase in receivables	(62)
Increase in payables	58
Decrease in provisions	(20)
Decrease in pension deficit	(178)
Less UK pension schemes funding	187
Restructuring provision	25

Working capital	10

Analysis of other included in free cash flow

£m

Dividends received	1
Foreign exchange gains	(9)

Other	(8)

Analysis of net disposals / acquisitions

£m

Cash proceeds from disposals	1
Cash outflows relating to prior year disposals	(17)

Net proceeds from 2006 disposals	(16)
Cash outflows on acquisitions	(28)
Cash outflows relating to prior year acquisitions	(8)

Net disposals / (acquisitions)	(52)

Analysis of other not included in free cash flow

£m

Fair value movements in net debt	16
Other non cash movements in net debt	(12)
Proceeds from issue of shares	17
Foreign exchange gains	(13)

Other	8

Interim results July 2006	25

Back to Contents

Tom Glocer

Interim results July 2006	1

Back to Contents

Tom Glocer

Transformation
•	Almost £900m taken out of cost base
•	Greatly improved products
•	Performance oriented culture
•	New found passion for customer service

Interim results July 2006	2

Back to Contents

Tom Glocer

Core Plus - right opportunities identified
•	Electronic trading
•	High value content
•	Enterprise solutions
•	New markets

Interim results July 2006	3

Back to Contents
Tom Glocer

Assets aligned with market trends
•	World’s first online media business
•	Truly global brand
•	Open technology suits machines as well as human beings

Interim results July 2006	4

Back to Contents

Tom Glocer

Sales & Trading – H1 performance
	H1	H1	Underlying
£m	2006	2005	change

Revenue	851	770	2%

Trading costs	(740)	(653)	5%

Trading profit	111	117	(14%)

Trading margin	13%	15%

Key business drivers
•	Core Plus initiatives in electronic trading to expand our user community
•	Migrate customers to next generation products
•	Strong cost control

Sales & Trading by product type

	H1	H1	Underlying
£m	2006	2005	change

Xtra	311	271	9%
Dealing	132	123	3%
Matching	36	32	9%
Trader	187	183	(14%)
Recoveries	185	161	6%

Total	851	770	2%

Interim results July 2006	5

Back to Contents

Tom Glocer

Transactions volumes

Interim results July 2006	6

Back to Contents
Tom Glocer

The world’s first centrally cleared FX market

Early adopters

Sell-side: AIG, ABN Amro, Barclays Capital Prime, Citigroup, Credit Suisse, Fimat, HSBC, JPMorgan, Merrill Lynch, Prudential Financial/Bache Financial, RBS, SG and UBS

Buy-side: Allston trading, Citadel, Dsquare, Gelber Group, Getco, Jump Trading, Penson Worldwide and RGM Advisors

Interim results July 2006	7

Back to Contents
Tom Glocer

Research & Asset Management – H1 performance

	H1	H1	Underlying
£m	2006	2005	change

Revenue	144	122	9%

Trading costs	(145)	(129)	5%

Trading profit	(1)	(7)	–

Trading margin	–	(6%)

Key business drivers
•	Build scale with Reuters Knowledge to boost Investment Banking & Investment Management
•	Restructure Wealth Management business to drive profitability
•	Be at the centre of the research revolution

Research & Asset Management by business line

	H1	H1	Underlying
£m	2006	2005	change

Investment Banking & Investment Management	80	60	20%
Wealth Management	64	62	(2%)

Total	144	122	9%

Interim results July 2006	8

Back to Contents
Tom Glocer

Enterprise – H1 performance

	H1	H1	Underlying
£m	2006	2005	change

Revenue	195	173	10%

Trading costs	(160)	(137)	12%

Trading profit	35	36	1%

Trading margin	18%	21%

Key business drivers
•	Unique suite of machine-readable datafeeds and applications
•	Risk management business expansion

Enterprise by business line

	H1	H1	Underlying
£m	2006	2005	change

Enterprise Information	108	93	14%
Information Management	46	48	(10%)
Trade & Risk Management	41	32	27%

Total	195	173	10%

Interim results July 2006	9

Back to Contents
Tom Glocer

Media – H1 performance

	H1	H1	Underlying
£m	2006	2005	change

Revenue	87	74	14%

Trading costs	(76)	(64)	15%

Trading profit	11	10	5%

Trading margin	12%	14%

Key business drivers
•	Product and geography driven agency growth
•	Careful investment in direct to consumer

Media by business line

	H1	H1	Underlying
£m	2006	2005	change

Agency	74	65	9%
Consumer	13	9	47%

Total	87	74	14%

Interim results July 2006	10

Back to Contents
Tom Glocer

Interim results July 2006	11

Back to Contents
Tom Glocer

Interim results July 2006	12

Back to Contents
Tom Glocer

Interim results July 2006	13

REUTERS INTERIM RESULTS

Wednesday, 26 July 2006

        Miriam McKay: Good morning and welcome to Reuters Interim Results. We will start today with David Grigson, our CFO, who will take you through the numbers. Then Tom Glocer, our CEO, will report on our progress one year on from the launch of Core Plus.

        With them on the platform today is Devin Wenig, our Chief Operating Officer, who will help add operational flavour to the Q&A.

        Before we start, I would like to remind you that our comments today include forward-looking statements and that the risk factor section of our Annual Report describes certain important factors which could cause actual results to differ materially from our forward-looking statements today. You can obtain copies of our Annual Report from our Investor Relations office here in London or from the website.

        David Grigson: Thank you, Miriam. Good morning, everyone. As usual, I will skip over the definitions of our non-GAAP measures in the front of your booklets and move straight into headlines.

Headlines

The main takeaways that I hope will come through from this morning’s presentation are:

first, that the underlying revenue in our core business has continued its upward trend into Q2 and, with costs still under control and the full savings from Fast Forward on track to be delivered, trading profits from the core business have also strengthened;

second, that we are track to deliver the revenues we anticipated from our Core Plus initiatives and that the investments that we are making to drive these revenues and deliver further cost savings are in line with our earlier expectations;

third, that we have upped our revenue guidance, albeit without anticipating any immediate impact on earnings this year;

and last but not least, as we enter the second year of our Core Plus programme, we are demonstrating our confidence in the execution of our strategy by increasing the interim dividend by 6.5% to 4.1p.

Let us get into the detail.

Trading performance

        Here are the top level numbers behind our first half trading profit.

        Recurring revenue continues to strengthen as you would expect, with quarterly net sales being positive and on an improving trend, since early 2005. Quarter 2 recurring revenue was up 3.9% in underlying terms compared to 2.5% in Quarter 1, although the Quarter 2 number was flattered by a pick-up in recoveries. Nevertheless, the fundamental trend is still encouraging.

        Usage revenue continues to be a strong driver of overall revenue growth, thanks largely to growth in transactions activity – an area where we are investing further as part of Core Plus.

        Outright revenue performed well, particularly in our Trade & Risk Management business. It is difficult to draw a trend from this because outright revenue is dependent on the timing of once-off software sales and we continue to benefit from weak 2005 comparatives.

        Trading costs are moving up slightly faster than revenue in underlying terms due to the investments we are making in Core Plus. Strip these out and trading costs have increased just £25m in the first half, reflecting tight cost control and the benefits of the flow through of Fast Forward savings.

        And all of this, including the Core Plus investments, delivers a trading profit of £156 million, exactly the same as last year.

Revenue tracker

        Let us look at revenue in more detail and, in particular, where the 12 percentage points of actual year-on-year revenue growth are coming from.

        Price increases contributed two percentage points of growth in the first half.

        Core volume growth has picked up a little over the second quarter and contributed 2.3 percentage points to first half revenue growth. Of this, 1.1 percentage points came from recurring volume growth, with the balance driven by strong performances from usage and outright. One of the drivers of recurring volume growth was recoveries, which includes exchange fees and third-party specialist data content, and makes up about 14% of our total revenue. Recoveries grew an underlying 6% in the first half, driven by strong customer demand for additional third party content, particularly in the second quarter. By growing faster than core revenue, recoveries contributed about half a per cent to first half recurring revenue growth.

        Core Plus revenue contributed 0.7 of a percentage point to first half growth, with revenues already building nicely from next generation transactions projects and our enterprise projects and consumer media initiatives.

        Acquisitions contributed four percentage points to our first half growth. This is purely a first half phenomenon and is due to the fact that we acquired Telerate in June last year. For the balance of the year, the impact of the Telerate acquisition will turn negative as we start to see the anticipated effect of the removal of positions that were there either as a backup to Reuters, or are now otherwise surplus to customer requirements. This will almost certainly take our constant currency revenue growth rates for the next two quarters below our full year guidance. Overall, though, Telerate revenue remains ahead of our original acquisition plan.

        Finally, currency contributed three percentage points of growth for the half, down from four percentage points in Q1, as the US dollar weakened in Q2.

Revenue by division

        Moving on to revenue by division, I have included this here for completeness and I will leave the detailed discussion on trends and drivers to Tom. It is good to see that revenue in all four divisions is up, with strong performances from Media, growing by 14%; Enterprise growing by 10%; and Research & Asset Management growing by 9%.

Revenue by geography

        I would like to spend a little more time looking at revenue by geography. Every region performed well, with Asia top of the league in the first half with underlying revenue growth of 7%. Within this region, China and India continued to perform well, showing 17% and 20% underlying revenue growth respectively. The strength of our position in these markets is based on three things:

|_| First, market penetration. In China, for instance, we have four times as many screens as Bloomberg.

|_| Second, content: the breadth and depth of our equity fundamentals; benchmark index coverage and news makes us best in class.

|_| Last but not least, on the extraordinary brand recognition that we get in each of these markets.

In the Americas, underlying revenue growth of 6% was driven by a strong performance in our largest accounts, and by the Media division.

        In Europe, the UK performed strongly, up 7%, driven by good new sales on the buy side. EMEA East was also good, with strong growth in the Gulf which was up 15%, and in Russia which was up 10%. Furthermore, all of the larger markets in Europe started to show signs of renewal with positive sales in the first half a strong leading indicator.

Accesses and access revenues

        In the next slide, I want to create a closer correlation between access numbers and access-driven revenue than we have shown you in the past.

        You can see that we now have 125,000 installed positions of Xtra family products, up 8%, or some 9,500 accesses, from a year ago, and this is driving a 9% revenue growth. These accesses are now delivering some 70% of our desktop-based revenue.

        We continued to lose positions within the Trader family of products – some 12% of the installed based from a year ago – as we continued the planned migration of legacy mid-tier accesses, including those acquired with Telerate, to 3000Xtra or to Reuters Trader.

        Finally, within the Knowledge and Wealth Management family of products, there was a small 1% decline in access numbers but 8% growth in access revenue. This is because we have seen a 32% increase in higher value Knowledge accesses. This more than compensates for the revenue loss associated with our planned withdrawal from unprofitable low tier business.

        One last important point to make on this slide is that we expect access-driven revenue – currently 51% of total revenue – to become a smaller percentage of the total over time. This will happen as revenue from transactions and revenue from our enterprise solutions, such as data-feeds, serving more machine-based activities, start to build. It is not material yet, but we are anticipating that this trend will emerge more clearly as Core Plus plans gain momentum.

Trading profit tracker

        Let us move on now to look at trading profit. What this slide shows you is that we are seeing good, healthy profit growth in the core driven by revenue growth, by the benefits flowing through from our cost-saving measures under Fast Forward and by continuing cost vigilance.

        Fast Forward savings in the first half of the year amounted to £37 million, primarily from lower communications costs. This puts us on track to achieve the last £80 million of our promised Fast Forward savings during this year. As we have said before, we are investing this year to strengthen our service availability and resilience, and the slide shows the £10 million we have spent so far this year.

        We have also had to absorb £9 million of additional costs this half. £4 million of this is additional share plan charges as the move to IFRS takes full effect, and £5 million relates to pension costs incurred in the first half, but this will be offset over the full year by the increased return on pension fund assets following the cash injection we made in May.

        Acquisitions, mainly Telerate, contributed an additional £3 million of trading profit in the first half. Finally, within the Core, we saw a £7 million benefit from currency in the first half. So trading profit from the Core in the first half was £191 million, up 22% year on year.

        The last bar on the slide shows the impact of our net investment in Core Plus. This includes the £8 million of revenue we secured from Core Plus in the first half balanced against £21 million of investment in growth related projects, such as next generation transaction systems, and £22 million invested in transformation initiatives, such as the investments we are making to restructure our development function, streamline our data centre infrastructure and upgrade our customer administration systems.

Trading profit by division

        Turning to trading profit by division, you can see some clear differences between the divisions. Sales and Trading is carrying the lion’s share of the Core Plus investment in the first half of this year, because much of the spend has been focused on next generation transactions systems and on transformation projects that impact directly on the division’s products and services. This is also where much of the investment in service resilience is concentrated.

        Research & Asset Management is making good progress towards becoming a profitable division as we build scale in Reuters Knowledge and rationalise our Wealth Management offering. Just a slight note of caution about the fully year outlook for this division: the content-related Core Plus investment in R&AM is second half weighted, so this will have an impact on the division’s full year profitability.

        Underlying profitability in the Enterprise division increased slightly in underlying terms, reflecting good early payback on the Core Plus investments here.

        Lastly, the Media division, which managed to more than cover its Core Plus investment in the Consumer Media business and grew its profits by 5%.

Statutory income statement

        Operating profit is up 16% over last year, mainly due to lower restructuring costs. The only restructuring we are now not taking to trading profit is that related to acquisitions. This was £11 million in the first half, almost all of which was related to Telerate.

        A quick comment on the interest line in the table below the slide, just to draw your attention to the fact that interest charges will increase in the second half, driven by rising debt levels as a result of the recent pension funding and the continuing share buyback, as well as finance costs such as fees and hedging charges.

        PBT is down compared to this time last year, mainly because last year’s results included £38 million of profits from disposals. Our effective tax rate is holding steady at about 23%, and our profit for the period was £96 million and adjusted EPS was 8.5p, up 33% on the first half last year.

Trading cash flow

        Moving on to look at cash flow, the two main changes in trading cash flow in the first half were in working capital and in capex. Working capital has turned positive, which is the result of an increased focus on cash management, as well as being a natural consequence of a billing in advance model at a time when revenue growth turns positive.

        Turning to capex, product development capex accounted for £29 million of the £99 million total. Much of this is linked to Core Plus initiatives like the development of next generation transaction systems, and migration to IP delivery. Other capital investment in the first half was £70 million. This included spend on data centre resilience, capacity upgrades and improvements to internal systems. Overall, I remain comfortable with the capex expectation we set out at the Prelims of £220 million for the year, around £60-70 million of which is linked to product development with the remainder invested in infrastructure.

Free cash flow

        Below trading cash flow, you will notice a reduction in cash restructuring as Fast Forward draws to a close. Also cash tax charges have returned to a more normal level after a series of once-off tax credits last year.

Movement in net debt

        This slide shows the movement from net funds at the end of December 2005 to a net debt level of £272 million on 30 June. It should come as no surprise that the main drivers are the cash payments into our pension plans, which we announced back in May, and funding for the share buyback. The £52 million associated with acquisitions includes Application Networks, the Telerate distributor in India, and the final payment of deferred consideration for our purchase of AVT.

Share buyback

        Let me say a few words on the share buyback. We told you this time last year that we plan to return £1 billion through the buyback, over two years, and we have returned £525 million to date. We upped the rate after we received the proceeds from the Instinet sale and have varied the pace a little from time to time but, generally, we are making the buyback a pretty orderly process. So far, we have bought back 133 million shares, some 9% of the shares in issue this time last year. I expect the remaining £475 million of the £1 billion due to be returned to shareholders to be divided roughly equally between the second half of this year and the first half of 2007.

Capital structure and dividend policy

        It is good to announce an increase in our interim dividend by 6.5% to 4.1p and our decision to do so reflects our growing confidence in the future performance of the business as we enter the second year of the Core Plus programme. We still intend to rebuild our dividend cover to a minimum of two times adjusted earnings over the coming years. By starting to increase the dividend now, we aim to have a steady and more sustainable rate of growth into the future.

2006 outlook

        Having talked about our confidence in the medium-term outlook, let me now come back to more immediate matters and the outlook for the full year. The one piece of guidance that we are changing is for revenue where we are moving our expectations up from “around 5%” to “between 5% and 6%", all on a constant currency basis. This still includes the percentage point of growth from Core Plus that we are on track to deliver this year.

        The two biggest things that have changed our revenue outlook are that we have made a number of small acquisitions in the second quarter, most notably Application Networks in the Risk Management space, and that we are seeing higher levels of recoveries than we were expecting previously. Just bear in mind when you update your models that there will be little incremental impact from either of these at the profit level this year. In all other respects, our view on revenue growth is very much as we predicted earlier in the year.

        On the other items where we gave you guidance at the Prelims we are still on track to deliver the £80 million of Fast Forward savings, the £120 million net impact on trading profit from Core Plus investments, and the £220 million of capital investment.

        So all in all, a set of numbers that show we are delivering exactly to plan; and with that, I will turn over to Tom –

Tom Glocer: Thanks, David, and good morning everyone.

Core Plus – one year on

        With your indulgence, I want to do something a little bit different today. Before I move on to a review of our performance by division and the early results of Core Plus, I would like to take a step back and share with you why I have great confidence in the prospects for Reuters.

        With the first half results we announced this morning, we are well on our way to meeting our numbers for 2006 but, as I have said all year, Reuters is a stock you should buy based on your belief in what we can achieve in 2007, 2008 and beyond. So why do I feel so good about our prospects?

        For three reasons: first, because of the huge transformation we have made to date (and our determination to see it through), which will continue to bear fruit in terms of better products, better service and greater efficiencies. Second is because our Core Plus strategy has identified the ‘sweet spots’ in the changing financial services and media markets and is moving Reuters to capitalise upon them. And, third is because the world is changing in a way that makes Reuters unique assets more valuable than ever.

        Let me take each point in turn.

Transformation

        First, transformation – and a great Reuters photo. You will notice a theme today with these photos. By the end of this year, we will have taken almost £900 million out of the annual cost base of the company. These large savings will propel EPS growth over the next two years, as transformation spend begins to fall away. As proud as I am of this achievement, it would be nothing if we had not also addressed the product and service issues that plagued the company at the turn of the century.

        Our work here is certainly not done but I see the results in the quality of our people, the more performance-orientated culture, the greatly improved products – like 3000 Xtra, Reuters Knowledge, Reuters DataScope and the entire Reuters Trading Suite – and a new found passion for customer service.

Core Plus

        Second is Core Plus. After carefully studying the field of play, we chose to focus on electronic trading, high-value content, enterprise solutions and new markets. I laid out the plans for these last July and I reviewed our progress against them in February. Today, I can do no better than to point to the on-target revenue growth we achieved from these in the first half and reconfirm my belief, one year on, that we identified the right opportunities and are executing against them.

Assets

        Finally, why the world is moving in our direction: in short, because Reuters was built 155 years ago for an always-on, connected world. We have always lived on a 24 hour rolling clock. We have never had to stop the news to go to press. We have been global since our earliest days. We started our business in India in 1866. We have always embraced open technology standards and, through it all, we have preserved and strengthened a brand that stands for trust.

        So in many ways, I see this next period as full of opportunity for Reuters. In financial services, the transition to trading by machine from trading by human beings reinforces Reuters strengths in enterprise solutions and trading products. The search for returns in emerging markets plays to our strengths in the BRIC nations and later, Africa. The diversification of asset class highlights our strengths in FX, commodities and energy.

        In Media, the advent of user-generated content plays to our long history of aggregation and customer contribution. The cacophony of the blogosphere highlights the value of a trusted, no-spin brand. The globalisation of the internet confirms the relevance of reporting in 19 languages and the convergence of broadcast television and the internet raises the value of our 24-hour multi-media publishing skills.

        For these reasons, I feel good about our transformation, good about Core Plus and good about Reuters prospects.

Sales & Trading – H1 performance

        Let me now turn to our performance and talk about what I see as the main drivers of revenue and profitability in each of our business divisions. I will start with Sales & Trading, which is showing solid, if not stellar, revenue growth of an underlying 2%. We will see this accelerate as we bring more transaction capabilities on stream and complete our legacy and Telerate migrations.

        The division is currently delivering trading margins of 13%. Again, we can make steady progress on margins as transformation investments begin to pay back, because the margins associated with transactions products are inherently high.

        I see three key business drivers in Sales & Trading. First, the activities we have running under Core Plus to place ourselves at the centre of the industry shift to electronic trading; and I will come back to this in a minute. Second, making sure our customers see Reuters at its best, by migrating them away from legacy products, and on to our next generation offerings. Third, strong control of costs to ensure that the core revenue growth exceeds core inflation.

Transactions volumes

        Within Sales & Trading, let’s now take a closer look at our Transactions results. In FX, our Matching business grew 9% in underlying revenues, fuelled by increased trading by hedge funds through prime brokerage. We are also seeing good progress from the new Treasury products we have started to build, with Reuters Trading for Foreign Exchange and Reuters Electronic Trading ahead of targets in attracting volume.

        Looking more broadly at our transactions initiatives, our strategy is based on two principles. First, that machines will continue to replace human traders and second, that institutions will want to trade across asset class over the same system. Our competitive advantage lies in letting our customers connect once to Reuters Trading by API or human interface, and then trade multiple asset classes with the world’s largest on-line trading community.

        In line with this strategy, we are seeing volumes build steadily in our equities and fixed income services and in Commodities and Energy, we are seeing strong trading volumes driving large increases in Reuters Trader for Commodities, which is up 1,300 units or some 24% in the half.

The world’s first centrally cleared FX market

        Let me finish talking about transactions with a few words on where we are with FX MarketSpace, which is now formally up and running after receiving overwhelming shareholder approval from Reuters shareholders last week. The joint venture is a very live example of our ambition to play an innovative role in defining market structure. Since we announced the venture in May we have been in active discussions with the key players in the FX market and we are thrilled with the market reaction today.

        A week ago, we announced the names of institutions on both the buy and the sell sides that will participate in our early adopter programme. A very positive sign is that these include some of the biggest names in FX – Citi, UBS, HSBC – as well as important buy side players like Citadel and Getco.

Research & Asset Management – H1 performance

        Let’s now move on and look at Research & Asset Management, where revenues grew an underlying 9% in the first half and the division made good progress towards profitability.

        Taking the two parts of the business separately, we saw good underlying revenue growth in Investment Banking and Investment Management – some 20% — and we are convinced that we have the right product in Reuters Knowledge which we can sell either standalone or embedded in 3000 Xtra or Reuters Trader. We now have over 15,000 positions installed, of which 3,000 are embedded.

        In Wealth Management, revenues were down 2% on an underlying basis, with revenue lost from product exits and legacy businesses, masking strong growth from high value content sources like Lipper. As we rationalise our Wealth Management business and continue to build scale with Reuters Knowledge, we expect to see the profitability of the Division improve.

        The key business drivers in Research & Asset Management are all content related in one way or another. In Investment Management we are aiming to secure our role in the investment process with the best content delivered in the form that users want. Thus, for example, today we announced a new content set – the Reuters/Michigan Consumer Sentiment Survey – as part of our primary research initiative.

        We are also working hard to expand our own content sets and have a world class facility in Bangalore and another opening soon in Gdansk. The combination of Reuters Knowledge and these assets gives us great potential to build market share and excellent economies of scale.

        In Wealth Management, we are restructuring our business by consolidating platforms to reduce cost and build for profitability, while focusing on expanding the key content that advisors need. Lipper, in particular, is expanding into Asia, to help track China’s developing pension industry.

Enterprise – H1 performance

        Next, Enterprise, which delivered underlying revenue growth of 10% and an 18% margin. This was a strong performance, especially bearing in mind that Enterprise margins tend to be higher in the second half because our highly profitable outright revenues tend to be Q4 weighted. I see two key drivers of continued revenue and profit growth in Enterprise.

        First is our ability to deliver super-fast datafeeds in industry standard formats. Only Reuters can deliver these feeds together with back history, a tick capture engine and integrated systems to hold positions, report P&L and analyse risk.

        One of the things that I find most exciting as I look around Reuters is the increase in the number of innovative projects that we are working on with our customers as we get closer to their businesses. One of my favourite new projects is the latest extension to our automated trading suite, an initiative to develop machine-readable news. It is nothing new for traders to drive their algorithms off detailed pricing data. What we have begun to deliver, however, is news richly tagged in a way to permit machines to make trading decisions. This service lies at the crossroads of Reuters expertise in news and structured datafeeds and has been added within the Enterprise division’s Core Plus investment.

        The second key driver I see in the Enterprise business is expanding our Risk Management line. The market for these systems is highly fragmented, with Reuters firmly in the top three. In June we announced the acquisition of Application Networks for $41 million, which brought Reuters excellent coverage of two hot areas, equities and credit derivatives, as well as a very flexible technology platform – J Risk. Application Networks also brings Reuters a great entrée into the expanding market for risk systems on the buy-side and in the US.

Media –H1 performance

        Now let me turn to the Media division. The mission for our Media business is simple – Inform the World. Executing against this, Reuters Media continues to be our highest revenue growth division this half, delivering underlying growth of 14% and a margin of 12% after investments to grow our consumer business.

        Our news agency business is continuing to show strong growth. Television and pictures services have performed particularly well over the last six months and regionally we continue to see good demand in Asia, the Middle East and Eastern Europe. We are confident that this good performance will continue through the balance of the year as we bolster our news coverage and improve our service.

        But we have ambitions beyond just being a news agency. As the internet has become the dominant interactive distribution network, we are now in a world where everyone is a publisher, a broadcaster, an aggregator and a consumer. This environment is creating opportunities for Reuters to grow our Consumer media business and we are investing some of our agency profits to capture them.

        Exploiting these opportunities, our Online Syndication products have returned to growth after a couple of difficult years following our news segmentation decisions, and we have positioned ourselves more as a partner with our online clients and less as just a supplier like traditional news agencies.

        In addition, we have begun investing in our direct to consumer business by building out our marketing capabilities, our editorial team, social media tools and our technology platform.

        And now we are beginning to see the results. According to Nielsen, Reuters is now the sixth most visited financial news and information site in the US, outranking Marketwatch and Forbes. And in the UK our online business grew 100% in both unique visitors and revenues, making it the fourth ranked site in the financial and business category.

        Overall, our direct advertising-supported services, such as reuters.com and our mobile offerings, are showing 99% year-on-year growth (off a small base, it has to be said).

Core Plus investment for growth

        So, to start to draw together where we are, our core businesses are performing well and we are starting to deliver results from our investments in Core Plus.

        Looking at the investments we are making in growth and the returns we intend to deliver, I am increasingly confident in the picture that we painted this time last year, which shows three percentage points of additional revenue growth by 2008.

        It is exciting to see our plans for growth begin to deliver, but we are also still focused on simplifying the way we do business, to drive efficiency, to stimulate innovation and to strengthen our management culture.

Core Plus transformation

        As David has already said, we are making good progress on our Core Plus transformation initiatives.

        In our technology organisation we have made several key hires, including a new CTO who is working with me on simplifying our architecture, improving price/performance and delivering Web 2.0 capabilities.

        We are already seeing benefits to having our development organisation integrated within the business divisions, with greater predictability on software delivery dates.

        We are also on target to close three major development sites, and this year we will have our first 100 employees in our new development facility in Beijing.

        Finally, our data centre, admin and content systems transformation plans are on track to deliver savings, speed and additional capabilities.

        In short, we are comfortable with the investment profile we presented last July, and we remain confident of delivering the additional £150 million of savings we targeted by 2010.

[Picture]

        Returning to my football theme, it has been an encouraging first half. Revenues are strong, sales have been robust every month this year and our cost base remains under firm control. Core Plus is delivering and we have launched what I expect to be a very important business with the CME.

        Finally, by increasing the Reuters dividend for the first time in five years and continuing with our share buyback, I hope we are demonstrating our focus on shareholder returns and our confidence in the future.

        With that I will hand it over to David and Miriam to begin questions.

Q & A Session

        Polo Tang (via webcast): Given that Reuters has seen 9% constant currency growth in the first half, the guidance of 5-6% for the full year implies less than 3% constant currency growth in the second half. Therefore, would you say your full year guidance is conservative or are there other factors occurring in H2 apart from the negative impacts from Telerate?

        David Grigson: Let us deal with a couple of key points to make sure they are really clear. The first is the impact that acquisitions are having first half/second half, which is a plus 4% contribution to the 9% constant currency growth in the first half. We would expect that on Telerate to be about a minus 1% for the second half, so you have a 5% swing first half/second half on acquisitions alone. At the time we bought that business, we expected to see it as very much built into our financial case that we would see some loss of revenue as we integrated that business into Reuters, for the reasons we have explained previously. That is one reasonably big factor.

        The other point to make is that if you strip that out, you are looking at 5% underlying growth for the first half; take out Core Plus and you get about 4% in round numbers – it is about 4% actually – so why might that slow down in the second half? That has everything to do with the rebalancing of our outright revenues this year. We are up almost 40% in outright revenues in the first half. We do not expect to be up 40%, and if we rebalance pretty quickly we might see a decline quarter on quarter in the fourth quarter in outright. So the rebalancing has a fairly major impact as well.

        One of the consequences of moving to an all-in revenue guidance is that we are always going to see, particularly with things like outright being somewhat volatile from quarter to quarter, a little more volatility in the quarter to quarter performance overall.

        The key point to make – and I tried to make it in my talk – is that the underlying trend is encouraging. If you look at core recurring revenue – take out the noise on outright; take out the exceptional growth we are seeing in usage; take out the noise around recoveries, which was a little bit of a second quarter phenomenon which we do expect to continue – the core underlying recurring revenue growth has moved from just over 2% in the first quarter to 3% in the second quarter, and that is a trend that we expect to see gradually move up. That should give you the assurance that underneath all the moving parts there is a good positive trend in our recurring revenue.

         Polo Tang: Now that Reuters is a year into Core Plus, Is there any indication that Reuters can pull forward some of the Core Plus cost savings, which are back-end loaded to 2009/10?

        Tom Glocer: The short answer is no, not today, in particular because the cost savings were back-end loaded because many of them depended upon, first, the large migration onto our new BT network, and then the resulting closure of data centres. We have not changed that profile but we are confident, certainly, of achieving it.

        Rogan Angelini-Hurll (Citigroup): Legacy terminals seem to be clinging on much more strongly than we would have anticipated. When do you expect all of those legacy terminals to have migrated? In a kind of multi-part fashion, is there any particular quarter when you would expect a bigger movement than just the 3000 we saw in the last quarter? Relating that to revenues, how much revenue does the legacy product contribute and what is your view of how much of that might migrate to other products, and how much might go away and change?

Tom Glocer: That is a great question for a new Chief Operating Officer to answer!

        Devin Wenig: Within legacy terminals, there is Telerate. The first part of your question was whether there would be a bigger movement at one point in time, and there might be in the fourth quarter because we have a hard stop on Telerate at the end of this year. You might actually see a bigger migration in the fourth quarter than you have seen up to now. However, Telerate is only one component of this and of course there are still our 2000 and 3000 series and, as we have said since last July, we have at least another year of migration on that. I think you will see the migration continue at least through 2007 and you may see a bigger quarter-on-quarter movement in the fourth quarter because of the big push to shut Telerate down.

        Would you like to pick up the revenue question?

        David Grigson: We have £120 to £130 million of revenue for the full year, excluding Telerate, in our legacy business. We are seeing a little of that creep out of the system, as we have explained previously – nothing has really changed there and we do not predict that that rate of loss will accelerate or change dramatically from what we have experienced to date.

        Question (Colin Tennant, Lehmans): I have a couple of points, first on cost. When you were referring to the profitability, the trading profit waterfall chart, which was on one of the slides, you said that core cost inflation was 2% and I just wanted to check that. When you showed the costs for the full year and you had the inflation number, is that equivalent? If so, how do you see that progressing? You said 3% before, which was the number you put in. Is that changing, and are you still comfortable with that? Is there any off-shoring, to accelerate any moving of costs offshore? Perhaps we could have a word on that.

        Also, on the Core Plus slide that you put up with the revenues, it is the same one as last time, and 07 is still missing a revenue number. The line is pretty straight and I wonder whether we should fill it in along that line, or whether you could give us any other guidance.

        Tom Glocer: Let me take the last point, and then hand over to David for the question about the cost waterfall.

        The simple reason is that we are lousy at doing curves on PowerPoint! We have focused on 3% and, obviously, one of the ways in which we are becoming quite comfortable with that 3% is that, as we begin to look at our 2007 budgets, which we are just beginning to formulate, we are looking at a nice progression there. Will it be exactly 2%? Probably not on the nose, but it will be in that range. There may be a little more of a J-curve building towards the end which would be natural, especially given some of the transaction revenues but, roughly, we are seeing it track.

        David Grigson: On the cost point, Colin, I said that the underlying movement in our Core costs was 2% but there are some moving parts in that. Fast Forward savings contributed to keeping that down, while extra investment in service resilience pushed it the other way. Some of those other one-off IFRS-type costs and other things also acted to pull it the other way.

        Underneath all of that, the inflation-driven increase in our cost base is still at about 3%. For the first half, it was almost exactly 3%, as best as we can judge there. This has not really changed and they were not therefore quite the same thing: 2% overall, and 3% is the underlying inflationary movement that we have seen this year.

        Colin Tennant: Is there a change in the offshore opportunities? Will there be more cost out of that, perhaps?

        Devin Wenig: Some of that is baked into the transformation and the £150m, so part of us shutting down development centres is increasingly scaling up Bangalore and Bangkok. There are other opportunities — Tom mentioned that we are putting up a major data centre in Gdansk — so we continue to look for those, but some of that is already factored into the transformation component of Core Plus.

        Mark Braley (Deutsche Bank): I have three questions. First, on the outright, is your caution on Q4 a function of the outright sales pipeline actually being more empty than you would normally expect it to be?

        Secondly, can you talk about net sales, month-by-month? Was there any impact from what happened to equity markets in May? Did that show up at all?

        Third, David, on the balance sheets, could you talk about the next steps after the current buyback completes?

        Tom Glocer: Let me give him some time to think! The caution on outright is not at all pipeline related. In fact, the pipeline looks very good and, with application networks in the family, we think we will be able to extend the market considerably for our Risk products. The only note of caution is that last year Q4 was a tough comparable, as we brought a lot of revenue in at the end of the year, and so at this point it is still difficult to see whether some of this might fall into January from the pipeline. The pipeline itself is good.

        On net sales, we saw no impact – and we looked at this. In general, the Reuters business tends to have lag factors, as you know, but neither May nor June has had any impact from the hiccup in equity markets.

        David Grigson: The balance sheet question is one that we shall be coming back to, but it is not to be answered now.

        Mark Braley: Would you not say anything on what the right level of gearing for the business is in the longer run?

        David Grigson: We have been fairly clear in the past, when we have said that we wanted to maintain our single A rating, and that continues to be the case and we have not changed our views on that. We are nudging towards high levels of gearing through the buyback, and that clearly was in the number that we talked about and it was appropriate in terms of where it would leave us in the balance sheets by the middle of next year. Clearly, what we would be looking at there is what we would expect the cashflows to do to our net debt, going forward from that point. We can carry more debt than we are carrying, but we have almost another £500 million of the buyback to complete.

        You can take it as given that this is something that we take very seriously, which is why we announced the buyback a year ago. It is why we have started to think about the dividend now — perhaps earlier than some of you might have anticipated – simply in order to ensure that we have a steady stream of opportunity to return value to shareholders. That is how we will continue to think.

        Chris Collett (Goldman Sachs): I have two questions. The first is on the anticipated drop in revenues from Telerate in the second half of the year. What is that based on? Is it based on the business plan that you put in place when you bought Telerate a year ago? Or is it more to do with what you are actually hearing from customers today when you talk to them, about how you are going to switch off Telerate later in the year? Or is it a combination of the two?

        Secondly, there were Tom’s comments about your exposure to terminals and that declining over time. Do you have any particular general shape of the business that you would be more comfortable with? What are your thoughts on getting there a little more quickly – that is, reducing the terminals’ exposure a little more quickly through acquisitions?

        Tom Glocer: The first point, which will be well-received in this room, is that I do not think machines will replace every human being in our industry – somebody will have to watch the blinking lights. It will be a slow process. We have a large terminal business and, ultimately, even if you have an algorithm doing some of the work, you need to have a human being both monitoring it and setting up those algorithms. They are likely to continue to interface via terminals unless somebody can figure out a better interface for humans and machines.

        You will see the overall percentage composition move. David quoted a figure of about 51% of our total revenues which are access-driven (from terminals), while the rest are things like datafeeds. Our DataScope business has grown strongly and, as our transaction revenues ramp up, they will take a larger piece. This will be a slow movement, in which we hope the Enterprise opportunities will outstrip what I do not think will be a fall in terminals, but will be a tempered growth rate there.

        In terms of your first question about Telerate, the most pronounced effect as to why we always forecast in our own acquisition plan that some revenues would degrade is that many people took Telerate as a second source for Reuters. If, per their policy, they now need another diverse source, they will – and they are – turning off some Telerate accesses. I am sure that there are other people who moved to Telerate for different reasons — the revenues are coming down there but we are still ahead of our own plan, which made considerable room for that.

        Paul Sullivan (Merrill Lynch): I have three questions. First, going back to accesses what was 3000 Xtra growth if you exclude migration from legacy products? Secondly, for working capital for the full year, should we expect that to continue in negative territory? Thirdly, though relatively small, Europe West seemed to slip back a little in the second quarter, so could you give us a little more colour on that?

        Tom Glocer: I shall take the last one. Recalling our sales data, Europe West has continued to climb out of its rut but, certainly in terms of revenue impact, it has entered into the year with a negative backlog, so that has taken a while to work through. However, sales are finally coming through in EMEA West as well. David — working capital, and if you have an access number for Xtra excluding upgrades?

        David Grigson: On the working capital, I think I heard you say it was a negative contribution? In the sense that it’s a positive contribution to cash flow? That is the thing that we are really focusing on, partly because when you are selling an advance model your revenue turns positive, you see the cash before you book the revenue, which is helpful to us. Also just a stronger focus on it is driving better performance. What I would like to see us achieve this year is close to 100% profits into cash, even given the very high levels of capex investment we are making this year. That would be a good out-turn and I believe it is achievable.

        On the 3000 Xtra accesses, I do not have the exact number to hand. There were 9,500 year on year, and I would say that probably around 3,500 of those were net new – perhaps a little less, 2,500-3,000 were net new. If we have the facts to hand, we can check and confirm.

        Jonathan Helliwell (Cazenove): You are leaving us with the encouraging impression that, if you look at the core recurring revenue, just going back to what you were saying, that was 2.5 in Q1 and 3.9 in Q2, and that that will continue, there will be no step back in the second half even with some legacy migration out of 2000/3000, even with perhaps a different recoveries number. Could you just confirm or tune up that? Secondly, on the legacy issues, could you give us a handle as we go through the next 12 months on what sort of attrition rates you are expecting to see, both in Telerate and in the old Reuters products?

        David Grigson: This is quite important because I do not want you to go away with the wrong impression around what is happening, at least in that part of the revenue base which is really fundamental to what drives our profitability, which, of course, is not so much recoveries. Recoveries are a good thing for our business, because they make our products more sticky, because there is more content going out over their platform and into our desktops. We think it is good revenue, but it is not particularly profitable revenue.

        What happened was that recovery revenues were up about 4% in the first quarter, which is slightly faster than our core recurring revenues. That accelerated in the second quarter and what we really focused on then is what is happening underneath that. Those are the numbers I gave you earlier in answer to Polo’s question, which is that it went from just over 2% to 3%. That is the trend which I believe we can continue to see positively.

        Recoveries are not something that is very easy for us to anticipate. Customers can demand third party content and then occasionally cancel it as well. They can also, in some instances, take that third party content direct from alternative sources, so it is not an easy thing for us to predict precisely.

        My preference would be that you focus on what is going on within our own recurring revenue where the operational leverage does apply through the course of the year, and where the trends continue to be positive, but not quite on the gradient that it looks like if you just take the 2.5% or the 3.9%.

        Tom Glocer: I shall turn over to Devin in a second to address the attrition issue but let me make one other point on recoveries. It is generally seen as a good sign in the industry if you are ramping up your third party sales off the back of your terminals. It is a little like basic cable service and premium services. What it generally means is that your position is the one centre of desk and in a world where many firms have had to choose, you get one or the other service, I like to see that trend so even if it is not pulling down 80% to the bottom line, it still tells me that those positions are well stuck in there.

        Devin Wenig: I agree with that. Just to add a point on the recovery, one example of growth in the first half was a lot of interest in our commodities and energy offerings, and there are many third party commodity and energy commentary services which ended up getting pulled through on the back of interest in oil markets and commodities markets generally around the world. So that is one example.

        On legacy, I do not believe there will be a big change from the trend that we have seen over the last year with the one caveat that I have mentioned to Rogan, which is I expect that there might be an outlying data point in the fourth quarter, because that will be a push to shut Telerate down by the end of this year. Other than that one blip, it is a pretty smooth current from what we have seen historically.

        David Grigson: I can confirm the 2000 Xtra access numbers. In the first six months of this year, we ran up 2,000 net new, the balance being about 3,500 migration. You can assume that you could double that number to take a full year view.

        Giasone Salati (Credit Suisse): Still on revenues I am afraid, when you say minus 1% from Telerate, that is on a yearly basis which takes you back to a 3% total impact on the year from the Telerate acquisition in the first half?

        David Grigson: Your arithmetic is not quite right. You take 4% in the first half, -1% in the second, which will take you back to the 1.5% for the full year that we predicted.

        Giasone Salati: On recoveries, that is a -0.5% headwind you see in each of the second two quarters of the year. If it was a tailwind of 0.5%, is that the right way of looking at that?

        David Grigson: I am not sure that I understand. What we are saying is that we are predicting that the second half will continue to be strong on recoveries, that they will see growth, certainly slightly faster than for our core recurring revenues, and that is the reason we have upped our guidance, not just because of what happened in the second quarter but because we anticipate that continuing through the balance of the year as well, not at exactly the second quarter rate as we believe it will moderate slightly from that. However, that is one of the basic reasons we have upped our guidance. The other is that we have added the new revenues from acquisitions in there as well.

        Giasone Salati: Could you also give us a guidance for M&A impact in H2 Application Networks, how much of an impact is it on the second half?

David Grigson: You should add about(pound)10 million of revenue.

        Giasone Salati: To close on volumes, I just looked at the total number of terminals and Q2 seems to have shown a stabilisation at 347. What do you expect from that going forwards and could you help us to understand why that has locked down now when in theory the Telerate impact consolidation in two months of Q2 should have aggravated that decline we saw in Q1? When we speak about the Telerate negative impact in Q4, are we going to see a volume decline or will Telerate flow through onto other Reuters products?

        Devin Wenig: We are migrating Telerate products to Reuters products, so the majority of Telerate accesses end up in a Reuters access, but not all of them. As Tom said, because of this double-screening and overlap, there is a bleed-out of the revenue as you make the migration. To the middle part of your question, Giasone, the answer is that the slide David put up that shows that we are doing particularly well at the higher end, which is why it is having a more pronounced revenue impact, we are losing absolute positions down at the lower end. However, even in access numbers it is still made up by what we are selling. If you look at Reuters Knowledge, we are up to about 15,000 accesses there, Xtra has sold well, including a higher percentage net new than we have seen in the past. That trend looks good for the remainder of this year.

        Paul Gooden (ABN AMRO): Once you are through the mechanics of the Core Plus programme, the margin that pops out in most of our models is typically in the low 20s. Given the ongoing investment requirements in the business to maintain the 5-7% top line growth you are talking about out there, is low 20s a margin level that you think is realistic?

        Tom Glocer: I think what we are on record as saying, and still very much cling to, is that we will get this business into the 17-20% range. That is the range we would have been in in 2007, that the core business would achieve ex the Core Plus investments taking us down essentially from 17% towards 12%. I first want to get the business back into that range before I start saying what can we do more.

        The only other thing I would add to it, which again we have mentioned before, is once we are up in that range, if we do see other opportunities. Say, we could have done 22% but there was to be a great opportunity to reinvest two points in further growth beyond the trajectory we are on. We think we would owe it to ourselves and everyone to look at that opportunity at that time, but we are now fairly far out, so let’s get through this investment period, let’s deliver the additional revenue, let’s keep cost under control, let’s have it come down to the bottom line and pay off in, say, 2008 and then let’s see what else we can do beyond that.

        Charles Peacock (Seymour Pierce): I wonder whether you could expand on the Reuters Tick History. Your statement says that a revenue-generating pilot has been going on and it must be pretty near completion as we are close to the end of July. Can you talk about how that has gone and what confidence you have about the rollout. In that context, how the product is priced and the transition between whether it made any mark on the 0.7% contribution from Core Plus in the first half.

        Devin Wenig: It is contributing revenue, it is in beta right now with a series of clients in the US and here in the UK. The feedback has been very positive. It is expected to go live at the end of the summer, so we are very close, although it is generating revenue now. The revenue impact on the 0.7% has been very small. In fact, the Enterprise contribution to Core Plus has come more out of areas like Direct Feeds so far than it has come directly out of Tick History. That gives us encouragement: Tick History coming onstream and being able to contribute in the second half. It is priced on an Enterprise basis so it is a feed that depends on the size and the use of an organisation, but it is not a terminal-based product, it is an Enterprise-based product. So, looking good on data, good feedback, the product is in good shape, ready for launch end of summer, and hopefully will contribute to the balance of the Core Plus revenues for the rest of the year.

        Patrick Wellington (Morgan Stanley): Can you give us a bit more touchy-feely on Core Plus? I think there are about 16 different projects and with £150 million of revenue to get in 2008, so we are a long way away. Can you give us an idea of how many of those projects are revenue-producing right now, how many will be revenue-producing by the end of the year, and some sort of flow as we run into next year so we sound a bit more convincing when we talk to people about it.

        Secondly, you have a 2-4% growth range for your core business, but actually your core business is doing quite well, and sticking the prices up 4% on 3000Xtra. Which end are you of the 2-4% at the moment?

        Tom Glocer: The numbers David gave earlier show that in our underlying core business we are up at the top end of the 2-4%. In particular the numbers David cited for the UK at 7% begins to address the issue that I know has been on people’s minds, which is we walk outside in Canary Wharf and it seems to be an incredibly bustling investment banking community. Is Reuters getting its fair share of performance? For example, take commodities and energy, which is a very hot market, and something Reuters does well in. We are towards the top end of that range and in different parts of the world it is higher.

        There are still parts of the world where we are not seeing big growth. Italy, France, Switzerland are all big markets for us. The good news is they are beginning or have turned positive, but they are a drag on, say, the good performance in the UK.

        Devin Wenig: The first half Core Plus revenue has in essence been coming from three areas. One is consumer media where, on the back of improved products like reuters.com and a buoyant online advertising market, we have seen really exceptional growth, albeit off a small base as Tom mentioned, close to 100%.

        The second area is in the Enterprise space where a little component of it is Tick History as we said, but more of it is from our Direct Feed offering. Core Plus investment, although we launched a Direct Feed strategy before Core Plus, investments went to broadening our base of Direct Feeds and now we have over 20 venues in Direct Feed markets and we are seeing really good interest in both the US and, interestingly, in continental Europe.

        The third area is transactions where, while our ambitions are very broad, only a couple of projects have come on-line and are generating revenue. Core Plus investment went to increase the number of prime brokerage customers on Matching; we have seen exceptional first half volume from our prime brokers. Second, our RTFX, which is our dealer to buy-side FX offering, which was billable right out of the rack, has also seen very strong volumes. However, none of the other transaction products which are all Core Plus projects, materially contributed to growth yet in the first half. In the second half we see a whole suite – this is may be five or six projects – that have contributed in the first half. We see a whole new set in the second half coming on line to help us fill that curve.

        The only other thing I will say on Core Plus is we have killed one project that we were not satisfied was going to end up delivering, and that investment was reprocessed, as Tom said, into machine-readable news, which we think has great promise. The programme is alive, it is not static; things will get killed if they are not working and we are going to watch it very carefully. We are pretty encouraged that the engines we expected to be pulling are pulling very well in the first half, and many of the investments have not even yet come to market. So far, so good.

Patrick Wellington: The number of projects at roughly 16 is still about right, is it?

Devin Wenig: Depending on how you count it, it is pretty close.

Patrick Wellington: So we have five or six now and we might have ten at the end of it.

      Devin Wenig: Something like that.

        Meg Geldens (Man Securities): Firstly, have you done a customer service survey in the first half of this year, and if so can you share with us what the feedback is from customers in terms of service level? Secondly, as you do your budgets for 2007 and look beyond that, do you think we are now in a period where you can increase prices on your products by 2% a year or more, or are we now in a period where price increases are going to be the norm?

        Devin Wenig: On the customer service front, we do in essence a rolling quarterly survey which adds up to more formal statistical analysis at year-end. The trends at both the first quarter, and particularly in the second quarter, were very positive. Regionally we saw particularly good progress in one of our tougher markets, EMEA East, including places like Germany and Switzerland which tend to be quite exacting, where we have totally closed the gap that existed in customer service. It is fair to say that the US is an area where, if anything, we have seen a notch back and we have made a few organisational changes and we are very focused on attacking that because I think once we can begin closing the gap in the US, we will make really big strides across the world.

        In terms of price increases, we put up the price of Xtra 4%, so on some products we are already quite high. It ends up averaging down to 2% when you express it as a percentage of our overall revenues, recognising that we are not in control of raising the price on things like recoveries. We do plan not to be exorbitant but to continue to notch up prices, so we will see price increases contributing at least what they did this year into next year.

        Question: Following up on the previous theme, is there anything within Core Plus that strikes you as having significantly larger potential than the rest, and if so what?

        Devin Wenig: I don’t think of it that way. I think of it as a portfolio of risk and return. Each of them has a separate business plan and they are not all exactly equal but there is no one thing that I say if that works, it is all done or if it doesn’t work, Core Plus won’t work. We consciously try to spread risk out over a series of projects, so there is not one single thing that I think is the Holy Grail of Core Plus. It is quite consciously risk adjusted across the spread of projects.

David Grigson: With that, thank you all very much for your time.

— Ends —